     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 1995



                                                       REGISTRATION NO. 33-60615

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              THOMAS NELSON, INC.
             (Exact name of registrant as specified in its charter)

                TENNESSEE                                         62-0679364
     (State or other jurisdiction of                           (I.R.S. Employer
      incorporation or organization)                        Identification Number)

                         NELSON PLACE AT ELM HILL PIKE
                        NASHVILLE, TENNESSEE 37214-1000
                                 (615) 889-9000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                 JOE L. POWERS
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                              THOMAS NELSON, INC.
                         NELSON PLACE AT ELM HILL PIKE
                        NASHVILLE, TENNESSEE 37214-1000
                                 (615) 889-9000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

       JAMES H. CHEEK, III, ESQ.                          CHARLES I. WEISSMAN, ESQ.
          BASS, BERRY & SIMS                      SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
         FIRST AMERICAN CENTER                                 919 THIRD AVENUE
      NASHVILLE, TENNESSEE 37238                              NEW YORK, NY 10022

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /



     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front and back cover pages, pages 22 thru 25 of the U.S. Prospectus and pages 22 thru 27 of the International Prospectus. Final forms of each prospectus will be filed with the Securities and Exchange Commission in accordance with its rules.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 27, 1995

                                2,500,000 SHARES

                              THOMAS NELSON, INC.

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby are being sold by Thomas Nelson, Inc. (the "Company"). Of the 2,500,000 shares of Common Stock offered hereby, 2,000,000 shares are being offered in the United States and Canada (the "U.S. Shares") and 500,000 shares are being offered in a concurrent international offering outside the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

     The Company has two classes of authorized and issued common stock. Holders of the Common Stock, which is offered hereby, are entitled to one vote per share, and holders of the Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of shareholders of the Company. See "Description of Capital Stock." After completion of this offering, directors and executive officers of the Company will beneficially own Common Stock and Class B Common Stock representing approximately 36.1% of the voting power of the Company.

     On June 19, 1995, the Common Stock and Class B Common Stock began trading on the New York Stock Exchange (the "NYSE") under the symbols "TNM" and "TNM.B," respectively, and ceased to be quoted on the Nasdaq National Market System. On June 23, 1995, the last reported sale prices of the Common Stock and Class B Common Stock on the NYSE were $20 1/8 and $21 3/8 per share, respectively. See "Price Range of Common Stock and Class B Common Stock."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                  THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                              Underwriting
                                              Price to       Discounts and      Proceeds to
                                               Public        Commissions(1)      Company(2)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total....................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-
  Allotment Option(3)....................         $                $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses, estimated at $200,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the U.S. Underwriters to purchase up to 375,000 additional shares of Common Stock, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The U.S. Shares are offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be made in New York City on or about July   ,
1995.
                            ------------------------

PAINEWEBBER INCORPORATED
                               MERRILL LYNCH & CO.
                                                      J.C. BRADFORD & CO.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1995.


                         [ARTWORK]                                                           [ARTWORK]
In book publishing, the Company's new titles consistently        Thomas Nelson publishes over 1,200 different Bibles and
dominate the Christian and inspirational bestseller lists,       related publications in nine of ten major translations, including
while its 1,400 title backlist represents a stable source        the Contemporary English Version, launched in 1995.
of recurring sales.

                         [ARTWORK]                                                           [ARTWORK]

The Company's music division boasts an impressive roster         In 1994, the Company expanded its presence in gift products through
of Christian musical artists, both established stars and         its merger with PPC, Inc., a creator of gift collections and
major new talent, spanning a broad range of styles of            stationery products.
traditional and contemporary Christian and inspirational
music.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or in documents incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the Underwriters' over-allotment option is not exercised and reflects a five-for-four stock split of the Common Stock and Class B Common Stock in the form of a 25% stock dividend effected on March 24, 1995.

                                  THE COMPANY

     Thomas Nelson, Inc. is a leading publisher, producer and distributor of books and recorded music emphasizing Christian, inspirational and family value themes, and believes it is the largest commercial publisher of the Bible in English language translations. The Company also designs and markets a broad line of gift and stationery products. The Company believes it is the largest publisher of Christian and inspirational books and the largest producer of recorded Christian music in the United States.

     The Company's publishing operations, which accounted for approximately 55% of fiscal 1995 net revenues, involve the publication and distribution of hardback and trade paperback books with Christian, inspirational or family value themes and a broad line of Bibles and related publications. Authors published by the Company include some of the most well-known Christian and inspirational communicators in the field, including Chuck Colson, James Dobson, Billy Graham, Benny Hinn, Barbara Johnson, Max Lucado, Frank Peretti, Pat Robertson, Robert Schuller, Gary Smalley, Charles Stanley, Charles Swindoll and Bodie and Brock Thoene. In each of the last three fiscal years, the Company published over 300 new titles and, during that period, published over 50% of the top ten best selling Christian and inspirational books based on the monthly Bookstore Journal Christian Hardbound Bestsellers' Lists. The Company maintains a backlist of over 1,400 active titles which provide a stable source of recurring revenues. The Company publishes nine of the ten major English language Bible translations, four of which are proprietary to the Company, and introduced in June 1995 the Contemporary English Version ("CEV") Bible translation, which is designed to be understandable at virtually any reading level.


     The Company's music operations, which accounted for approximately 34% of fiscal 1995 net revenues, are comprised of the production and distribution of Christian and inspirational recorded music and related music publishing. Traditional and contemporary Christian and inspirational music is a genre which is defined by its lyrical content and encompasses a diverse range of musical styles including gospel, praise and worship, country, rock, rhythm and blues, rap and metal. Recording artists under contract with the Company include Anointed, Helen Baylor, Shirley Caesar, Brian Duncan, Amy Grant, Sandi Patty, Petra and Point of Grace. In 1995, the Company's artists received ten Dove Awards, the Christian music industry's annual awards for outstanding recording artists and releases. In fiscal 1995, the Company released 90 new titles, and maintains a catalog of over 40,000 copyrighted songs which are licensed to independent publishers, record companies, churches and other organizations. In addition, the Company operates a music publishing business engaged in songwriter development, print music publishing and copyright administration.


     The Company has grown significantly over the last three years through a combination of internal product development, expanded product distribution and acquisitions, which have significantly enhanced its competitive position and enabled it to more comprehensively serve its customer base. In November 1992, the Company acquired Word, Incorporated ("Word"), a leading producer and publisher of Christian music with complementary operations in Christian and inspirational book publishing. Through the acquisition of Word and the development of the combined music and book product lines and distribution channels, the Company has established leading market positions in the Christian and inspirational book and music businesses, which the Company believes are among the fastest growing segments within the publishing and recorded music industries. In March 1994, the Company expanded its gift products line and related distribution channels through its combination with PPC, Inc. ("Pretty Paper"), a designer and manufacturer of gift products and collections.

     In conjunction with the development and acquisition of new product lines, the Company has significantly expanded its marketing and distribution channels. In addition to Christian bookstores, the Company distributes its products to general bookstores, such as B. Dalton Booksellers and Waldenbooks; to mass market merchandisers, such as Target, K-Mart, WalMart and Sam's Wholesale Club; and directly to consumers through direct mail, telemarketing and book and record clubs. Utilizing an extensive direct sales force and independent sales representatives, the Company sells its products to over 50,000 retail and 90,000 church and religious organization accounts. The Company also distributes its products internationally in South America, Europe, Australia, New Zealand, South Africa, the Far East, Mexico and Canada.

     The Company believes that there has been increasing societal awareness of and interest in traditional, Christian and family values, which has contributed to a growing demand for media, educational and entertainment products and services that convey these themes. The Company's business strategy seeks to capitalize on this growing demand by expanding its core publishing, music and gift product lines, developing and acquiring complementary product lines that utilize common distribution channels, and expanding the marketing and distribution of its products through secular channels and in new geographic markets. The Company is also actively exploring the use of emerging digital, interactive and multimedia technologies through strategic partnerships and creative alliances to further capitalize on the commercial potential of its proprietary content.

                                  THE OFFERING

Common Stock Offered by the Company:
  United States Offering.....................  2,000,000 shares
  International Offering.....................  500,000 shares
                                               -----------
          Total Offering.....................  2,500,000 shares
                                               -----------
                                               -----------
Shares to be Outstanding After the Offering:
  Common Stock...............................  14,869,080 shares
  Class B Common Stock.......................  1,085,843 shares
                                               -----------
          Total..............................  15,954,923 shares(1)
                                               -----------
                                               -----------
Voting Rights................................  The Common Stock is entitled to one vote per share, while the Class B Common Stock is
                                               entitled to ten votes per share. Except for
                                               such voting rights, the Common Stock and the
                                               Class B Common Stock have substantially the
                                               same rights. After completion of this
                                               offering, members of the Board of Directors
                                               and executive officers of the Company will
                                               beneficially own Common Stock and Class B
                                               Common Stock representing approximately 36.1%
                                               of the voting power of the Company. See
                                               "Description of Capital Stock."
Use of Proceeds..............................  To repay a portion of the Company's outstanding bank debt. See "Use of Proceeds."
Common Stock NYSE Symbol.....................  "TNM"

- ---------------

(1) Does not include (i) 3,235,294 shares of Common Stock issuable upon conversion of the Company 5 3/4% Convertible Subordinated Notes due 1999 (the "Convertible Notes") and (ii) 330,765 shares reserved for issuance upon exercise of options outstanding at June 23, 1995, under the Company's stock option plans.

                         SUMMARY FINANCIAL INFORMATION

                                                                   YEAR ENDED MARCH 31,
                                                         ----------------------------------------
                                                          1992     1993(1)      1994       1995
                                                         -------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenues...........................................  $98,582   $143,072   $226,434   $265,107
Gross profit...........................................   44,704     68,097    111,233    131,457
Operating income.......................................    9,514     12,186     19,968     26,037
Interest expense.......................................    1,032      3,027      6,903      8,585
Income before income taxes.............................    8,893      9,337     13,292     18,349
Net income.............................................    5,824      6,282      9,081     11,710
Net income per share...................................  $  0.47   $   0.47   $   0.68   $   0.88
Weighted average number of shares outstanding..........   12,500     13,268     13,355     13,374
Fully diluted net income per share(2)..................  $  0.47   $   0.47   $   0.67   $   0.83

                                                                            MARCH 31, 1995
                                                                       -------------------------
                                                                        ACTUAL    AS ADJUSTED(3)
                                                                       --------   --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................................  $129,441      $129,441
Total assets.........................................................   249,869       249,869
Long-term debt (including current portion)...........................   121,000        73,202
Shareholders' equity.................................................    72,729       120,527

- ---------------

(1) Includes the operations of Word subsequent to its acquisition by the Company on November 30, 1992.
(2) Reflects the impact of the conversion of the outstanding Convertible Notes into 3,235,294 shares of Common Stock and exercise of stock options, in periods in which such conversion or exercise would be dilutive.
(3) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby are estimated to be approximately $47.8 million ($55.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $20.125 per share.

     All of the net proceeds will be used to repay a portion of the borrowings outstanding under the Company's $100 million bank credit facility (the "Credit Facility"). Borrowings under the Credit Facility bear interest at either the prime rate or, at the Company's option, the relevant London Interbank Offered Rate ("LIBOR") plus 1.5% (7.9% at June 23, 1995). The balance outstanding under the Credit Facility at May 31, 1997 will be converted into a four year term loan payable in equal quarterly principal installments thereafter. At June 23, 1995, the Company had $75.0 million outstanding, and $25.0 million available for borrowing under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note H of Notes to Consolidated Financial Statements.

              PRICE RANGE OF COMMON STOCK AND CLASS B COMMON STOCK

     The Common Stock and the Class B Common Stock are traded on the NYSE under the symbols "TNM" and "TNM.B," respectively. Until June 19, 1995, the Common Stock and the Class B Common Stock were quoted on the Nasdaq National Market System under the symbols "TNEL" and "TNELB," respectively. The following table sets forth, for the periods indicated, the high and low bid prices of the Common Stock and Class B Common Stock as reported on the Nasdaq National Market System for each of the quarters indicated through June 16, 1995 and the high and low sales prices as reported on the NYSE composite tape from June 19, 1995:


                                                                                   CLASS B
                                                                COMMON STOCK     COMMON STOCK
                                                                ------------   ----------------
                                                                HIGH    LOW    HIGH         LOW
                                                                ----    ----   ----         ---
    FISCAL 1994:
    First quarter.............................................  $14 3/8 $12     $14     $12 3/8
    Second quarter............................................   17 5/8  13 5/8  16 3/4  13 5/8
    Third quarter.............................................   20 3/4  15 3/4  19 5/8  15 3/4
    Fourth quarter............................................   20 1/4  15 5/8  20      17 1/4
    FISCAL 1995:
    First quarter.............................................   17 5/8  15 1/4  17 5/8  16 3/8
    Second quarter............................................   16 5/8  14 1/4  16 3/8  14 5/8
    Third quarter.............................................   19 1/4  14 1/4  18 3/4  14 5/8
    Fourth quarter............................................   20 3/8  18 3/4  19 3/8  17 5/8
    FISCAL 1996:
    First quarter (through June 23, 1995).....................   20 1/4  17 5/8  23      18 1/2

     The Company effected a five-for-four stock split of the Common Stock and Class B Common Stock in the form of a 25% stock dividend on March 24, 1995. The prices in the table set forth above have been adjusted to give effect to the stock dividend.

     On June 23, 1995, the last sale prices of the Common Stock and the Class B Common Stock on the NYSE composite tape were $20 1/8 and $21 3/8, respectively. As of June 22, 1995, there were 1,149 record holders of the Common Stock and 862 record holders of the Class B Common Stock.

                                DIVIDEND POLICY

     Declaration of dividends is within the discretion of the Board of Directors of the Company. The Board considers the payment of dividends on a quarterly basis, taking into account the Company's earnings and capital requirements as well as financial and other conditions existing at the time. Certain covenants of the Company's credit agreements limit the amount of cash dividends payable based on the Company's cumulative consolidated net income. See Note H of Notes to Consolidated Financial Statements. In each quarter in fiscal 1994 and 1995, the Company paid a cash dividend of $.032 per share on its Common Stock and Class B Common Stock. On May 24, 1995, the Company declared a cash dividend of $.04 per share on its Common Stock and Class B Common Stock to be paid on August 14, 1995 to shareholders of record on July 31, 1995.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1995 and as adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                       AT MARCH 31, 1995
                                                                    ------------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                    --------     -----------
                                                                         (IN THOUSANDS)
    Long-term debt (including current portion)(1):
    Credit agreements.............................................  $ 63,133      $  15,335
    5 3/4% Convertible Subordinated Notes, due in 1999(2).........    55,000         55,000
    Industrial revenue bonds, due through 2005....................     2,700          2,700
    Other.........................................................       167            167
                                                                    --------     -----------
      Total long-term debt........................................   121,000         73,202
                                                                    --------     -----------
    Shareholders' equity:
    Preferred Stock, $1.00 par value, authorized 1,000,000 shares,
      none issued.................................................        --             --
    Common Stock, $1.00 par value, authorized 20,000,000 shares, issued 12,362,377 shares (issued 14,862,377 shares, as
      adjusted)(3)................................................    12,362         14,862
    Class B Common Stock, $1.00 par value, authorized 5,000,000
      shares, issued 1,067,094 shares(3)..........................     1,067          1,067
    Additional paid-in capital....................................    18,211         63,509
    Retained earnings.............................................    40,538         40,538
    Foreign currency translation adjustments......................       551            551
                                                                    --------     -----------
      Total shareholders' equity..................................    72,729        120,527
                                                                    --------     -----------
         Total capitalization.....................................  $193,729      $ 193,729
                                                                    ========      =========

- ---------------

(1) For additional information regarding the Company's long-term debt, see Note H of Notes to Consolidated Financial Statements.
(2) The Convertible Notes are convertible at their principal amount into shares of Common Stock at any time prior to redemption or maturity at $17.00 per share, subject to adjustment in certain circumstances. See Note H of Notes to Consolidated Financial Statements.
(3) Does not include (i) 3,235,294 shares of Common Stock issuable upon conversion of the Convertible Notes and (ii) 375,765 shares reserved for issuance upon the exercise of options outstanding at March 31, 1995 under the Company's stock option plans. See Notes H and J of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected statement of income data for the fiscal years ended March 31, 1995, 1994, 1993 and 1992 and selected balance sheet data at March 31, 1995 have been derived from the consolidated financial statements of the Company which have been audited by Arthur Andersen LLP. All of this information should be read in conjunction with the audited consolidated financial statements and notes thereto contained elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   YEAR ENDED MARCH 31,
                                                         ----------------------------------------
                                                          1992     1993(1)      1994       1995
                                                         -------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net revenues...........................................  $98,582   $143,072   $226,434   $265,107
Cost of goods sold.....................................   53,878     74,975    115,201    133,650
                                                         -------   --------   --------   --------
Gross profit...........................................   44,704     68,097    111,233    131,457
Selling, general and administrative expenses...........   35,144     55,193     89,649    103,614
Amortization of goodwill and non-compete agreements....       46        718      1,616      1,806
                                                         -------   --------   --------   --------
Operating income.......................................    9,514     12,186     19,968     26,037
Other income...........................................      411        178        227        897
Interest expense.......................................    1,032      3,027      6,903      8,585
                                                         -------   --------   --------   --------
Income before income taxes.............................    8,893      9,337     13,292     18,349
Provision for income taxes.............................    3,069      3,055      4,547      6,639
                                                         -------   --------   --------   --------
Income before cumulative effect of change in accounting
  principle............................................    5,824      6,282      8,745     11,710
Cumulative effect of change in accounting principle for
  income taxes.........................................       --         --        336         --
                                                         -------   --------   --------   --------
Net income.............................................  $ 5,824   $  6,282   $  9,081   $ 11,710
                                                         =======   ========   ========   ========
Net income per share:
  Income before cumulative effect of change in
     accounting principle..............................  $  0.47   $   0.47   $   0.65   $   0.88
  Cumulative effect of change in accounting
     principle.........................................       --         --       0.03         --
                                                         -------   --------   --------   --------
  Net income...........................................  $  0.47   $   0.47   $   0.68   $   0.88
                                                         =======   ========   ========   ========
Weighted average number of shares outstanding..........   12,500     13,268     13,355     13,374
                                                         =======   ========   ========   ========
Fully diluted net income per share(2):
  Income before cumulative effect of change in
     accounting principle..............................  $  0.47   $   0.47   $   0.65   $   0.83
  Cumulative effect of change in accounting
     principle.........................................       --         --       0.02         --
                                                         -------   --------   --------   --------
  Net income...........................................  $  0.47   $   0.47   $   0.67   $   0.83
                                                         =======   ========   ========   ========

                                                                            MARCH 31, 1995
                                                                       -------------------------
                                                                        ACTUAL    AS ADJUSTED(3)
                                                                       --------   --------------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital......................................................  $129,441      $129,441
Total assets.........................................................   249,869       249,869
Long-term debt (including current portion)...........................   121,000        73,202
Shareholders' equity.................................................    72,729       120,527

- ---------------

(1) Includes the operations of Word subsequent to its acquisition by the Company on November 30, 1992.
(2) Reflects the impact of the conversion of the outstanding Convertible Notes into 3,235,294 shares of Common Stock and exercise of stock options, in periods in which such conversion or exercise would be dilutive.
(3) Adjusted to reflect the sale of the 2,500,000 shares of Common Stock offered hereby and the proposed application of the estimated net proceeds therefrom. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     During the last three fiscal years, the Company's net revenues have grown at a compound annual rate of approximately 39%. This growth in net revenues has resulted from increased sales of existing product lines and through the development and acquisition of new product lines. In November 1992, the Company acquired Word for approximately $72 million in cash, and in March 1994 acquired all of the outstanding shares of Pretty Paper in exchange for the issuance of 115,551 shares of the Company's Common Stock. The acquisition of Word was accounted for using the purchase method of accounting with the excess of the purchase price over the fair value of the net assets acquired allocated to goodwill of approximately $31 million. The combination with Pretty Paper was accounted for as a pooling of interests. See Note B of Notes to Consolidated Financial Statements.

     As a result of the acquisition of Word and the further development of the combined product lines, there has been a shift in the Company's product revenue mix with each of music and book products contributing a larger percentage of the Company's net revenues than Bible products. The broader mix of products has also enabled the Company to expand its distribution channels from bookstores to mass market accounts, direct marketing programs, gift stores and specialty retail stores. The acquisition of Pretty Paper expanded the Company's gift product lines and distribution network, which enabled the gift division to grow significantly in fiscal 1995.

     This shift in sales mix and distribution channels has positively impacted the Company's gross profit, as a percentage of net revenues, in each of fiscal 1994 and fiscal 1995. In particular, the increase in music and book products has enabled the Company to increase sales through direct marketing. Sales through direct marketing typically produce a higher gross margin than sales through other distribution channels. The increase in the Company's gross margins resulting from these factors has been partially offset by increased sales to mass merchandisers. These customers typically earn volume discounts due to the significantly larger quantities purchased as compared to the typical bookstore; however, sales to mass merchandisers have relatively lower selling and marketing costs than sales through other distribution channels.

     The following table sets forth for the periods indicated certain selected statement of income data of the Company expressed as a percentage of net revenues and the percentage change in dollars of such data from the prior fiscal year.

                                                                                FISCAL YEAR TO YEAR
                                                  YEAR ENDED MARCH 31,               INCREASE
                                                 -----------------------    ---------------------------
                                                 1995     1994     1993     1994 TO 1995   1993 TO 1994
                                                 -----    -----    -----    ------------   ------------
NET REVENUES:
Publishing:
  Book.........................................   32.8%    34.0%    33.9%       12.9%           58.7%
  Bible........................................   22.0     23.5     33.0        10.0            12.4
                                                 -----    -----    -----
     Total publishing..........................   54.8     57.5     66.9        11.7            35.9
Music..........................................   33.8     32.2     17.7        22.9           188.1
Gift...........................................    9.6      8.8     13.0        27.1             7.2
Other..........................................    1.8      1.5      2.4        38.7             0.9
                                                 -----    -----    -----
     Total net revenues........................  100.0    100.0    100.0        17.1            58.3
EXPENSES:
Cost of goods sold.............................   50.4     50.9     52.4        16.0            53.7
Selling, general and administrative expenses...   39.1     39.6     38.6        15.6            62.4
Amortization of goodwill and non-compete
  agreements...................................    0.7      0.7      0.5        11.8           125.1
                                                 -----    -----    -----
     Total expenses............................   90.2     91.2     91.5        15.8            57.7
                                                 -----    -----    -----
Operating income...............................    9.8      8.8      8.5        30.4            63.9
Income before income taxes.....................    6.9      5.9      6.5        38.0            42.4
Income before cumulative effect of accounting
  change.......................................    4.4      3.9      4.4        33.9            39.2
Net income.....................................    4.4      4.0      4.4        28.9            44.6

     The Company's net revenues fluctuate seasonally, with net revenues in the second and third fiscal quarters historically being greater than those in the first and fourth fiscal quarters. This seasonality is the result of increased consumer purchases of the Company's products during the traditional year-end holidays. Due to this seasonality, the Company has historically incurred a loss during the first quarter of each fiscal year. In addition, the Company's quarterly operating results may fluctuate significantly due to the seasonality of new product introductions, the timing of selling and marketing expenses and changes in sales and product mixes. See Note N of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  Fiscal 1995 compared to Fiscal 1994

     Net revenues for fiscal 1995 increased by $38.7 million or 17.1% over fiscal 1994 primarily due to volume increases arising from the introduction of new products in each of the Company's product lines. Net revenues increased for fiscal 1995 over fiscal 1994 as follows: music products increased by $16.7 million or 22.9%; book products increased by $9.9 million or 12.9%; Bible products increased by $5.3 million or 10.0%; and gift products increased by $5.4 million or 27.1%. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold in fiscal 1995 increased by $18.4 million or 16.0% over fiscal 1994 and, as a percentage of net revenues, decreased slightly to 50.4% in fiscal 1995 from 50.9% in fiscal 1994. The slight decrease in cost of goods sold, as a percentage of net revenues, resulted from a change in the mix of product types and distribution channels. During fiscal 1995, the Company derived a greater percentage of its net revenues from direct marketing which typically has higher gross margins than sales through other distribution channels, and higher music sales as a percentage of total sales, which also have greater gross margins than other product types.

     Selling, general and administrative expenses for fiscal 1995 increased by $14.0 million or 15.6% over fiscal 1994. These expenses, expressed as a percentage of net revenues, decreased slightly to 39.1% in fiscal 1995 from 39.6% in fiscal 1994 primarily as a result of volume increases and from cost savings resulting from the consolidation of certain operational departments. This improvement was partially offset by increased sales through direct marketing programs, which have relatively higher selling and marketing costs than sales through other distribution channels.

     Other income for fiscal 1995 increased by $0.7 million over fiscal 1994 due to a gain on the sale of substantially all of the assets of a bindery plant in Camden, New Jersey. See Note B of Notes to Consolidated Financial Statements.

     Interest expense for fiscal 1995 increased $1.7 million or 24.4% over fiscal 1994 due to increased borrowings and an increase in interest rates.

     The Company's effective tax rate in fiscal 1995 was 36.2% as compared to 34.2% for fiscal 1994. This increase resulted from an increase in the statutory federal tax rate and proportionately more income in states and foreign countries with higher effective tax rates. See Note M of Notes to Consolidated Financial Statements.

  Fiscal 1994 compared to Fiscal 1993

     Net revenues for fiscal 1994 increased by $83.4 million or 58.3% over fiscal 1993. This increase was due to volume increases associated with the acquisition of Word, whose results of operations were included in all of fiscal 1994 as compared to four months in fiscal 1993, as well as the introduction of new products and distribution channels. Net revenues increased for fiscal 1994 over 1993 as follows: music products increased by $47.7 million or 188.1%; book products increased by $28.5 million or 58.7%; Bible products increased by $5.9 million or 12.4%; and gift products increased by $1.3 million or 7.2%. Price increases did not have a material effect on net revenues.

     The Company's cost of goods sold in fiscal 1994 increased by $40.2 million or 53.7% over fiscal 1993 and, as a percentage of net revenues, decreased to 50.9% in fiscal 1994 from 52.4% in fiscal 1993. The decrease in cost of goods sold, as a percentage of net revenues, resulted from changes in the mix of products and distribution channels as well as improved purchasing power as a result of the combined operations of the Company and Word.

     Selling, general and administrative expenses for fiscal 1994 increased by $34.5 million or 62.4% over fiscal 1993. These expenses, expressed as a percentage of net revenues, increased to 39.6% in fiscal 1994 from 38.6% in fiscal 1993. These increases were primarily due to changes in the mix of products and distribution channels from the prior year and Word's higher selling, general and administrative expenses as a percentage of net revenues.

     Amortization of goodwill and non-compete agreements in fiscal 1994 increased by $0.9 million over fiscal 1993 due to the acquisition of Word. Interest expense in fiscal 1994 increased by $3.9 million over fiscal 1993 due to increased borrowings used for working capital needs and a full year of borrowings incurred in connection with the acquisition of Word, compared to four months in fiscal 1993.

     The Company's effective tax rate in fiscal 1994 was 34.2% as compared to 32.7% in fiscal 1993. This increase resulted from an increase in the statutory federal tax rate, proportionately more income in states and foreign countries with higher effective tax rates, and additional non-deductible goodwill amortization as a result of the acquisition of Word. See Note M of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     The primary sources of liquidity to meet the Company's future obligations and working capital needs are cash generated from operations and borrowings available under bank credit facilities. At March 31, 1995, the Company had working capital of $129.4 million. At June 23, 1995, the Company had $75.0 million outstanding, and $25.0 million available for borrowing, under its credit facilities. The Company intends to use the net proceeds from this offering to repay a portion of the outstanding borrowings under the Credit Facility.

     Net cash used in operating activities was $9.0 million, $0.3 million and $1.3 million in fiscal 1995, 1994 and 1993, respectively. The increase in cash used in operations during fiscal 1995 was principally attributable to the increase in accounts receivable and prepaid expenses. Net accounts receivable increased by $27.1 million primarily as a result of a 31.7% increase in net revenues in the fourth quarter of fiscal 1995 as compared to the prior year period and increased sales through those distribution channels which typically have slightly longer payment periods for receivables. Prepaid expenses increased by $9.3 million principally because of increased royalty advances and advance production costs related to the signing and re-signing of certain key authors and artists during the year and an increase in direct marketing sales, which resulted in an increase in prepaid direct marketing costs in connection with the addition of new club members. As a result of the Company's focus on inventory management, inventories increased by only $2.4 million in fiscal 1995, which did not materially impact the Company's working capital requirements.

     During fiscal 1995, capital expenditures totaled approximately $2.2 million. The majority of this amount related to capital expenditures for computer equipment and leasehold improvements. In fiscal 1996, the Company anticipates capital expenditures of approximately $3 million, consisting of warehouse improvements and purchases of in-store promotional fixtures and computer equipment.

     The Company's bank credit facilities are unsecured and consist of the $100 million Credit Facility and a $5 million credit facility (collectively, the "Credit Agreements"). Balances outstanding under the Credit Facility at May 31, 1997 will be converted into a four-year term loan payable in equal quarterly principal installments thereafter. The Credit Facility bears interest at either the prime rate or, at the Company's option, LIBOR plus 1.50%, subject to adjustment based on certain financial ratios. The $5 million credit facility bears interest at the prime rate and matures on July 31, 1996. Under the terms of the Credit Agreements, the Company has agreed to limit the payment of dividends and to maintain certain interest coverage, fixed charge coverage and debt-to-total capital ratios. Due to the seasonality of the Company's business, borrowings under the Credit Agreements typically peak during the third quarter of the fiscal year.

     The Company also has outstanding $55 million of 5 3/4% Convertible Subordinated Notes due November 30, 1999. The Convertible Notes presently are convertible into Common Stock at $17.00 per share and are redeemable at the Company's option on or after November 30, 1995 at 103.29% of the principal amount, declining annually thereafter to 100% on November 30, 1999.

     Management believes cash generated by operations and borrowings available under the Credit Agreements will be sufficient to fund anticipated working capital requirements for existing operations through fiscal 1996. Although the Company has no present definitive agreements or agreements in principle with respect to any acquisitions, the Company's growth strategy includes strategic acquisitions using stock, cash, debt or a combination thereof. Depending on the terms of any such acquisition, the Company may need to incur additional indebtedness or issue additional equity securities.

                                    BUSINESS

     The Company is a leading publisher, producer and distributor of books and recorded music emphasizing Christian, inspirational and family value themes, and believes it is the largest commercial publisher of the Bible in English language translations. The Company also designs and markets a broad line of gift and stationery products. The Company believes it is the largest publisher of Christian and inspirational books and the largest producer of recorded Christian music in the United States.

     The following table sets forth the net revenues (in thousands) and the percentage of total net revenues for each of the Company's principal product lines for the periods indicated:

                                                         YEAR ENDED MARCH 31,
                                      ----------------------------------------------------------
                                            1995                 1994                 1993
                                      ----------------     ----------------     ----------------
                                       AMOUNT      %        AMOUNT      %        AMOUNT      %
                                      --------   -----     --------   -----     --------   -----
    Publishing:
      Book..........................  $ 86,894    32.8     $ 76,985    34.0     $ 48,507    33.9
      Bible.........................    58,395    22.0       53,073    23.5       47,208    33.0
                                      --------   -----     --------   -----     --------   -----
         Total publishing...........   145,289    54.8      130,058    57.5       95,715    66.9
    Music...........................    89,676    33.8       72,969    32.2       25,324    17.7
    Gifts...........................    25,337     9.6       19,942     8.8       18,599    13.0
    Other...........................     4,805     1.8        3,465     1.5        3,434     2.4
                                      --------   -----     --------   -----     --------   -----
                                      $265,107   100.0     $226,434   100.0     $143,072   100.0
                                      ========   =====     ========   =====     ========   =====

STRATEGY

     The Company believes that there has been increasing societal awareness of and interest in traditional, Christian and family values, which has contributed to a growing demand for media, educational and entertainment products and services that convey these themes. The Company's business strategy seeks to capitalize on this growing demand by expanding its core publishing, music and gift product lines, developing and acquiring complementary product lines that utilize common distribution channels, and expanding the marketing and distribution of its products through secular channels and in new geographic markets. The Company is also actively exploring the use of emerging digital, interactive and multimedia technologies through strategic partnerships and creative alliances to further capitalize on the commercial potential of its proprietary content.

PUBLISHING

  Books

     The Company's book publishing division publishes and distributes hardcover and trade paperback books emphasizing Christian, inspirational and family value themes. The Company believes it is the largest publisher of Christian and inspirational books in the United States. Books are published by the Company under the "Nelson" and "Word" imprints and consist generally of inspirational and personal experience books, and educational, trade and reference books emphasizing Christian, inspirational and family value themes. The Company distributes books primarily through Christian bookstores, general bookstores, mass merchandisers and directly to consumers. The Company also distributes books published by other companies to complement their marketing and distribution capabilities. In fiscal 1995, approximately 17% of the book division's net revenues related to the distribution of books published by other companies.

     In each of the last three fiscal years, the Company has published over 300 new titles. The Company publishes some of the most well-known communicators in the Christian and inspirational field, including Chuck Colson, James Dobson, Billy Graham, Benny Hinn, Barbara Johnson, Max Lucado, Frank Peretti, Pat Robertson, Robert Schuller, Gary Smalley, Charles Stanley, Charles Swindoll, and Bodie and Brock Thoene. The Company also publishes books emphasizing positive and inspirational themes by famous athletes and celebrities, such as Bobby Bowden, Hugh Downs, Joe Gibbs, Evander Holyfield, Bill McCartney, Tom

Osborn, Nolan Ryan and Zig Ziglar. In each of the last three fiscal years, the Company published over 50% of the top ten best selling Christian and inspirational books based on the monthly Bookstore Journal Christian Hardbound Bestsellers' Lists. In addition, the Company maintains a backlist of approximately 1,400 titles which provide a stable base of recurring revenues as many popular titles continue to generate significant sales from year to year. Backlist titles accounted for approximately 60% of the book division's net revenues in fiscal 1995. Authors and titles are supported through the use of radio, television, cooperative advertising, author appearances, in-store promotions, direct mail catalogs, book clubs and other means.

     The Company's book publishing business is enhanced by the breadth and development of its marketing and distribution channels. In addition to enhancing sales of its products, the Company believes its ability to sign and renew contracts with popular authors is improved because the Company's marketing and distribution capabilities provide exposure for the author's books to a broader audience than its competitors. See "-- Marketing, Distribution and Production."

  Bibles

     The Company believes it is the largest commercial publisher of English translations of the Bible. The Bible is based on ancient manuscripts which are the surviving reproductions of the original writings. These manuscripts, written in Hebrew, Aramaic or Greek, have been translated into English and other modern languages by biblical scholars and theologians, generally under the auspices of a major Bible society or translation organization. Each of the many English translations available differs in some degree from the others, primarily because of different translation guidelines and principles used as the basis for each translation. The distinctiveness of each translation is also, in part, a result of the evolution of the meaning and use of words within the English language.

     Virtually all Bibles and Bible products currently published in the United States are based on one of ten major translations. Of these ten translations, nine are protected by copyright laws which grant the copyright owner the exclusive right, for a limited term, to control the publication of such translation. The Company publishes Bibles and Bible products based on nine of the ten major translations, of which four are exclusive to the Company as a result of copyright ownership or licensing arrangements. Approximately 60% of the Company's net revenues from Bible publishing in fiscal 1995 were generated through sales of its proprietary Bible products.

     The following table sets forth the nine major Bible translations currently published by the Company:

                                                                    DATE FIRST    PROPRIETARY
                             TRANSLATION                            PUBLISHED    TO THE COMPANY
    --------------------------------------------------------------  ----------   --------------
    King James Version (KJV)......................................     1611      No
    New American Bible (NAB)......................................     1970      No
    The Living Bible (TLB)........................................     1971      No
    New American Standard Bible (NAS).............................     1972      No
    Today's English Version (TEV).................................     1976      Yes
    New King James Version (NKJV).................................     1982      Yes
    New Century Version (NCV).....................................     1984      Yes
    New Revised Standard Version (NRSV)...........................     1990      No
    Contemporary English Version (CEV)............................     1995      Yes

     The KJV, currently published in its fourth revision, is the best selling of all English translations of the Bible. In 1975, the Company commissioned the fifth revision of the KJV resulting in the publication of the NKJV in 1982. The NKJV and NCV are the third and fourth best selling Bible translations in the United States, respectively. Among the Company's new products is the CEV, translated under the auspices of the American Bible Society, which is designed to be easy to read and understandable at virtually any reading level. The new testament portion of the CEV was first published by the Company in 1991 and the complete CEV Bible was released in June 1995.

     The Company continually seeks to expand its Bible product line by developing or aiding in the development of new translations and editions and seeking new publishing opportunities. The Company also continually makes editorial, design and other changes to its existing line of Bibles and other Bible products in an effort to increase their marketability. The Company currently publishes over 1,200 different biblical reference products such as commentaries, study guides and other popular Bible help texts. Styles range from inexpensive paperbacks to deluxe leather-bound Bibles. Different editions of a particular Bible translation are created by incorporating extra material, such as study helps, concordances, indices and Bible outlines, or artwork, into the biblical text. These editions (which are generally proprietary to the Company regardless of whether or not the Company holds proprietary rights to the underlying Bible translation) are targeted to the general market or positioned for sale to specific market segments.

MUSIC

     The Company believes it is the leading producer, distributor and publisher of Christian and inspirational music in the United States. The Company's music division produces a wide variety of traditional and contemporary Christian and inspirational music, such as gospel, praise and worship, and adult contemporary, as well as pop, country, rock, rhythm and blues, rap and metal with an emphasis on positive, inspirational and family value themes. In addition, the music division produces master recordings of classical music, the Bible on cassette, children's music and video, and other products, and is a leading supplier of value priced Christmas music to mass market, convenience and specialty stores.

     The Company produces recorded music and related products under seven proprietary recording labels and in fiscal 1995 released 90 new titles. Each label is managed and operated by its own staff within the music division. Over 50 recording artists are currently under contract for future releases. Artists under contract with the Company include Anointed, Helen Baylor, Shirley Caesar, Bryan Duncan, Amy Grant, Sandi Patty, Petra, and Point of Grace. In 1993 and 1994, the Company had under exclusive contract the artists (Cindy Morgan and Point of Grace, respectively) named "New Artist of the Year" by the Gospel Music Association. In 1995, the Company's artists received ten Dove Awards, the Christian music industry's annual awards for outstanding artists and releases sponsored by the Gospel Music Association.

     As is customary in the recording industry, contractual arrangements with recording artists provide for the artist to receive as a royalty a percentage of the suggested retail price of recorded products sold. Most artists receive advance payments against future royalties earned. The Company enters into exclusive multi-record agreements with its recording artists. During fiscal 1995, the Company renewed recording contracts with all major artists whose contracts expired during the period.

     The Company also distributes recordings for other companies under their recording labels pursuant to exclusive distribution agreements. Owners of these third party labels contract with the Company for the distribution of products typically on an exclusive basis to Christian markets worldwide. In fiscal 1995, approximately 26% of the music division's net revenues were attributable to products distributed under recording labels owned or controlled by other companies.

     In addition to producing and distributing recorded music, the Company operates a music publishing business engaged in songwriter development, print music publishing and copyright administration. The Company has approximately 50 songwriters under contract who write for the Company's recording artists and for licensing to independent organizations for print and recording products. Contracts in the music publishing business range from exclusive songwriters' arrangements to co-publishing agreements to copyright administration agreements. The Company prints and distributes church hymnals, choral music, instrumental music, vocal folios and solo tracks for churches and other religious organizations. The copyright administration area oversees the Company's music catalog of approximately 40,000 copyrighted songs which are licensed to independent publishers, record companies, churches and other organizations.

GIFTS

     The Company established a gift division in fiscal 1989 to develop and market gift and stationery items and other products for social expression. In fiscal 1994, the gift division was expanded through the Company's combination with Pretty Paper. Current product lines offered by the Company include 80 collections and over 800 separate items, such as journals and blank books, diaries, address books, photo albums, gift bags, calendar and desk sets, baby gifts, kitchen accessories, and stationery.

     Products are marketed under the Markings(TM), Pretty Paper(R) and Markings Inspirations(TM) brand names, the latter of which incorporates Christian and inspirational text or themes. Certain product lines are marketed as collections, with each collection including a variety of products featuring a common design or theme. Designs include original art work licensed from artists such as Sam Butcher, Carol Endres, Larry Stephenson and Susan Wheeler and classic oriental, tapestry and country print fabric designs.

     The Company believes the gift division has significant opportunities for growth as a result of the range of complementary gift categories not offered currently and the breadth of the Company's existing and potential distribution channels. The Company sells its gift products through its primary market channels, including Christian bookstores, general bookstores and mass merchandisers, as well as through independent and chain gift and specialty stores, such as Hallmark stores.

ROYAL MEDIA

     In fiscal 1995, the Company formed the Royal Media division to evaluate and implement new initiatives in the use of alternative forms of media and new distribution technologies to further capitalize on the commercial potential of the Company's intellectual properties. The Royal Media division includes the existing operations of the Royal Magazine Group and the Morningstar Radio Network. To date, revenues from the Royal Media division have not been significant to the Company's operations.

     The Company complements its publishing, music and gift operations with the publication of four periodicals under the Royal Magazine Group tradename. Aspire, the Company's first newsstand-distributed magazine, covers a broad range of Christian lifestyle issues and features celebrities such as Kathie Lee Gifford, John Tesh and Amy Grant. A Better Tomorrow, a magazine designed for mature readers, received the 1994 Award of Excellence from the Evangelical Press Association. The Company also publishes two controlled circulation journals:
Release, which features Christian recording artists and targets the Christian music industry; and Release Ink, which features Christian authors and targets the Christian book industry. These four periodicals, marketed by the Company's sales force directly to consumers and to Christian and general bookstores, achieved combined bi-monthly circulation in excess of 400,000 copies in fiscal 1995.

     The Royal Media division also operates the Morningstar Radio Network, a 24-hour satellite delivered, digital network featuring adult contemporary Christian music and "High Country" programming formats. At the end of fiscal 1995, the Morningstar Radio Network was broadcast on 138 affiliate stations in 130 cities nationwide. This network generates revenues through the sale of commercial airtime to advertisers and through affiliate fees and also provides significant exposure for the Company's products, artists and authors.

     The Company also is actively exploring the use of emerging digital, interactive and multimedia technologies, including on-line services, CD-ROM multimedia and electronic products, as well as television and video production and broadcasting, through strategic partnerships and creative alliances to further capitalize on the commercial potential of its proprietary content. There can be no assurance, however, that the Company will successfully develop or commercialize products for these mediums.

MARKETING, DISTRIBUTION AND PRODUCTION

     The principal market channels through which the Company markets its products domestically are Christian bookstores, which are primarily independently owned; general bookstores, including national chains such as B. Dalton Booksellers and Waldenbooks; mass merchandisers such as Target, K-Mart, WalMart and Sam's Wholesale Club; and directly to consumers through direct mail, telemarketing and book and record clubs. The Company also markets its products through other market channels, such as gift, specialty retail and convenience stores. The Company services these market channels through its sales force, and through wholesalers or jobbers servicing bookstores, gift stores, convenience stores, other retail outlets and libraries.

Certain recorded music products are also distributed to the secular markets pursuant to a domestic distribution agreement with a major record distribution company. In addition, the Company sells certain of its products for promotional purposes and sells specially designed or imprinted products to certain customers.

     The Company's direct marketing operations sell religious and inspirational products directly to consumers through a variety of direct marketing methods, including direct mail, continuity programs (selling a series of products over time) and the Company's book and record clubs. The Company's book and record clubs include the Word Family Record and Tape Club, which has approximately 300,000 members and features contemporary, traditional and gospel music, and its Book Club, Children's Record Club, Children's Book Club and Continuity Programs, which have a combined membership of approximately 200,000 members. The Company also sells products directly to churches and religious organizations by direct mail and telemarketing. The Company markets academic and contemporary books, hymnals, choral music, trade books and recorded music to approximately 90,000 churches, other religious organizations and pastors. Retail sales also are made during the summer months on a door-to-door, cash sales basis through a student sales organization operated by the Company.

     As of March 31, 1995, the Company employed a sales force of approximately 160 people. In addition, the Company contracts with approximately 120 independent sales representatives, who work on a commission basis, and maintains a 24-hour-a-day telemarketing capability to serve these accounts. These employees and sales representatives service over 50,000 retail accounts and 90,000 church and religious organization accounts. Customer orders are usually shipped through a variety of common carriers, as well as by UPS, RPS and parcel post. No single customer accounted for more than 10% of net revenues during fiscal 1995.

     The Company contracts with a number of foreign publishers to translate the Company's English titles to foreign languages. The Company typically retains ownership rights to the titles translated. Over 200 of the titles released by the Company in fiscal 1995 were translated into foreign languages.

     The Company distributes its products internationally in South America, Europe, Australia, New Zealand, South Africa, the Far East, Mexico and Canada. In fiscal 1995, the Company's international and export operations accounted for approximately 9% of the Company's total net revenues.

     Substantially all of the Company's products are manufactured by domestic and foreign commercial printers, binders and manufacturers which are selected on the basis of competitive bids. The Company may contract separately for paper and certain other supplies used by its manufacturers.

COMPETITION

     The Company believes that it is the largest publisher of Christian and inspirational books, the largest commercial publisher of Bibles in English language translations and the leading producer, distributor and publisher of Christian and inspirational music in the United States. The publishing and music divisions each compete with numerous other companies that publish and distribute Christian and inspirational books and/or music, many of which have significantly longer operating histories and larger revenue bases than the Company and certain of which are tax-exempt organizations. While the Company's prices are comparable to those of its competitors, the Company believes that its breadth of product line, established market channels, established sales forces and customer service, give it a competitive advantage.

     The most important factor with respect to the Company's competitive position is the contractual relationships it establishes and maintains with authors and recording artists. The Company competes with other book publishing, record and music publishing companies, both Christian and secular, for signing top authors, artists and songwriters, and for discovering new talent. The Company's ability to sign and re-sign popular authors, recording artists and successful songwriters depends on a number of factors, including distribution and marketing capabilities, the Company's management team and the royalty and advance arrangements offered. The Company believes its relationships with its authors, artists and songwriters, which are based on its reputation in the book publishing, recording and music publishing industries, its marketing experience and its management expertise give it a competitive advantage in signing and maintaining contracts with top Christian and inspirational authors, artists and songwriters.

     In the gift product line, the Company competes with numerous other companies, many of which have significantly longer operating histories and larger revenue bases.

                                   MANAGEMENT

     Following is certain information regarding the executive officers and directors of the Company:

                                            DIRECTOR/OFFICER
                NAME                  AGE        SINCE                 POSITION WITH THE COMPANY
- ------------------------------------  ---   ----------------   ------------------------------------------
Sam Moore(1)........................  64          1961         Chairman of the Board of Directors, Chief
                                                                 Executive Officer and President and
                                                                 Director
S. Joseph Moore.....................  32          1995         Executive Vice President
Joe L. Powers.......................  49          1980         Executive Vice President and Secretary
Charles Z. Moore....................  61          1983         Senior Vice President, International
Ray Capp............................  42          1995         Senior Vice President, Operations
Roland Lundy........................  45          1993         President, Word Records and Music Division
Byron O. Williamson.................  49          1993         President, Word Publishing Division
Vance Lawson........................  36          1988         Vice President, Finance
Stuart A. Heaton....................  39          1989         Vice President and General Counsel
Phyllis E. Williams.................  47          1988         Treasurer
Brownlee O. Currey, Jr.(3)..........  65          1984         Director
W. Lipscomb Davis, Jr.(2)...........  65          1984         Director
Robert J. Niebel, Sr.(2)............  56          1973         Director
Millard V. Oakley(2)................  64          1972         Director
Joe M. Rodgers(3)...................  60          1992         Director
Cal Turner, Jr.(1)..................  54          1991         Director
Andrew J. Young(1)..................  62          1993         Director

- ---------------

(1) Term expires at the 1995 Annual Meeting of Shareholders
(2) Term expires at the 1996 Annual Meeting of Shareholders
(3) Term expires at the 1997 Annual Meeting of Shareholders

     Except as indicated below, each director and executive officer has been an employee of the firm(s) listed below as his principal occupation for more than the past five years.

     Sam Moore has been the Chairman of the Board, Chief Executive Officer, President and a Director of the Company since its founding in 1961.

     S. Joseph Moore was appointed Executive Vice President of the Company in 1995, and, prior to such appointment, he served as Divisional Vice President of the Company in various capacities since 1991. S. Joseph Moore is the son of Sam Moore.

     Joe L. Powers was appointed Executive Vice President of the Company in 1995 and has been the Secretary of the Company since 1990. Previously, Mr. Powers served as a Vice President of the Company since 1980.

     Charles Z. Moore has been a Vice President of the Company since 1983 and was appointed Senior Vice President, International in 1986. Charles Moore is the brother of Sam Moore.

     Ray Capp was appointed Senior Vice President, Operations of the Company in 1995. Prior to joining the Company, Mr. Capp was the President and Chief Operating Officer of Ingram Merchandising Services and Assistant to the Chairman of Ingram Distribution, Inc. since 1992 and Executive Vice President and Chief Operating Officer of Ingram Entertainment from 1987 to 1992.

     Roland Lundy has been the President of the Company's Word Records and Music Division since 1993. Mr. Lundy was formerly President of Word since 1989.

     Byron O. Williamson has been the President of the Company's Word Publishing Division since 1993. Mr. Williamson was formerly Executive Vice President of Word Publishing since 1988.

     Vance Lawson has been the Vice President, Finance of the Company since 1993. Mr. Lawson was formerly Vice President of Finance and Operations at Word since 1988.

     Stuart A. Heaton has been the Vice President and General Counsel of the Company since 1991. Previous to that time, Mr. Heaton served as the Company's corporate counsel since 1989.

     Phyllis E. Williams has been the Treasurer of the Company since 1992. Mrs. Williams was previously Controller for the Company since 1988.

     Brownlee O. Currey, Jr. is the Chairman of the Board and President of the Nashville Banner Publishing Company, a newspaper company, a Director of OCC, Inc., the principal subsidiary of Osborn Communications Corporation, a diversified media company, and A+ Communications Inc., a provider of paging communications and telemessaging services.

     W. Lipscomb Davis, Jr. is a Partner of Hillsboro Enterprises, an investment company, and a Director of Third National Bank, a Tennessee bank, American General Corporation, an insurance holding company, and Genesco, Inc., a consumer products company.

     Robert J. Niebel is the Senior Vice President of 20th Century Christian, Inc., a publishing company.

     Millard V. Oakley is a businessman managing private investments.

     Joe M. Rodgers is the Chairman of the JMR Group (investments), a Director of AMR Corporation, an airline, BellSouth Telecommunications, a telecommunications company, Gaylord Entertainment Company, a diversified entertainment and communications company, Gryphon Holding, Inc., an insurance company, LaFarge Corp., a cement and construction materials company, and Willis Corroon plc, an insurance holding company. Mr. Rogers previously was the Chairman and CEO of Berlitz International from December 1991 until February 1993.

     Cal Turner, Jr. is the Chairman and Chief Executive Officer of Dollar General Corp., an operator of general merchandise stores, and a Director of First American Corporation, a Tennessee bank holding company, and Shoney's, Inc., a national restaurant company.

     Andrew J. Young is the Vice President of Law Companies Group, an engineering company, Chairman of the Atlanta Commission for Olympic Games, and a Director of Delta Airlines and Host Marriott Corporation, a lodging company. Mr. Young previously served as the Mayor of Atlanta, Georgia from 1980 to 1990.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 26,000,000 shares of capital stock, consisting of 20,000,000 shares of Common Stock, $1.00 par value, 5,000,000 shares of Class B Common Stock, $1.00 par value, and 1,000,000 shares of Preferred Stock, $1.00 par value. At March 31, 1995, there were 12,362,377 shares of Common Stock outstanding, 1,067,094 shares of Class B Common Stock outstanding and no shares of Preferred Stock outstanding.

     The following summary is qualified in its entirety by reference to the Company's Amended and Restated Charter, which sets forth the full rights, powers and limitations of each class of the Company's capital stock.

COMMON STOCK AND CLASS B COMMON STOCK

     Voting. The voting rights, powers and limitations of the shares of Common Stock are identical in all respects with those of the shares of the Class B Common Stock, except that each holder of Common Stock is entitled to one vote for each share of such stock held on all matters submitted to the shareholders and each holder of Class B Common Stock is entitled to ten votes for each share of such stock held on all such matters. Except as otherwise provided by law, all actions submitted to a vote of shareholders are voted on by holders of Common Stock, Class B Common Stock and Preferred Stock, voting together as a single class. Shareholders of the Company do not have the right to cumulate votes in the election of directors.

     At March 31, 1995, Class B Common Stock represented 7.9% of the Company's outstanding equity, but had 46.3% of the voting power of the Company's outstanding capital stock. The Company's Amended and Restated Charter provides that, subject to certain exceptions, the affirmative vote of two-thirds of the outstanding capital stock of the Company, voting together as a class, is required to approve certain actions, including an amendment to the Company's charter or bylaws, merger, consolidation, sale of all or substantially all of the Company's assets, dissolution or removal of a director. The holders of Class B Common Stock currently have the ability to prevent such actions requiring a two-thirds vote of shareholders (assuming (i) no change in the total number of shares of capital stock currently outstanding and (ii) that all shares of Class B Common Stock vote together).

     Dividends and Other Distributions. Subject to the rights of holders of Preferred Stock and other provisions of the Amended and Restated Charter, holders of Common Stock and Class B Common Stock, treated together as a single class, are entitled to receive such dividends and other distributions in cash, stock or property of the Company when and as declared by the Board of Directors out of assets or funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock and Class B Common Stock have the right to a ratable portion with the Preferred Stock of the assets remaining after payment of all liabilities and any liquidation preferences of outstanding Preferred Stock, Common Stock and Class B Common Stock, if any. Under the Credit Agreements, the Company is restricted as to the payment of cash dividends. See "Dividend Policy."

     Other Matters. The holders of Common Stock and Class B Common Stock have no preemptive rights and are not subject to future calls or assessments by the Company. Shares of Class B Common Stock are convertible at the option of the holder thereof, and without cost to the shareholder, into shares of Common Stock on a share-for-share basis. Shares of Class B Common Stock so converted shall become authorized but unissued shares to be disposed of by resolution of the Board of Directors of the Company. Common Stock is not convertible into Class B Common Stock. All outstanding shares of Common Stock and Class B Common Stock are fully paid and non-assessable.

     It is expected that the voting rights of the Class B Common Stock may make the Company less attractive as the potential target of a hostile tender offer, proxy contest or other proposal to acquire the stock or business of the Company, and merger proposals might be rendered more difficult, even if such actions would be in the best interests of the holders of the Common Stock. Accordingly, increases in the market price of the Common Stock, temporary or otherwise, which might result from actual or rumored hostile takeover attempts, will be inhibited. The Company is not aware of any pending effort by any person to acquire control of the Company or to change its management or to propose to enter into any transaction of the type to which reference is made above.

PREFERRED STOCK

     The Company is authorized to issue 1,000,000 shares of Preferred Stock, $1.00 par value, in one or more series, and to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including voting, redemption and conversion rights. The Board of Directors also may designate dividend rights and preferences in liquidation. It is not possible to state the actual effect of the authorization and issuance of Preferred Stock upon the rights of holders of Common Stock and Class B Common Stock until the Board of Directors determines the specific terms, rights and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock and Class B Common Stock, diluting the voting power of the Common Stock and Class B Common Stock, or impairing liquidation rights of such shares without further action by holders of Common Stock or Class B Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. No shares of Preferred Stock are currently outstanding.

DESCRIPTION OF CERTAIN PROVISIONS OF THE CHARTER AND BYLAWS OF THE COMPANY

     In addition to the existence of the Class B Common Stock and the authorization of Preferred Stock, the Company's Amended and Restated Charter and the Amended Bylaws contain provisions that tend to make more difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     Classified Board and Shareholder Actions. The Company's Amended and Restated Charter and Amended Bylaws provide for a Board of Directors that is divided into three classes of as equal size as possible, serving staggered three-year terms. The number of directors is to be fixed from time to time by a vote of 75% of the members of the Board, but such number shall not be less than three nor more than 15. The vote of 75% of the members of the Board then in office is also required to fill vacancies occurring in the Board as well as to adopt, amend or repeal provisions of the Amended Bylaws. In addition, the Company's Amended Bylaws contain provisions which require strict procedural compliance as a prerequisite for a shareholder to nominate a director or raise a matter for consideration at a meeting of shareholders. The overall effect of these provisions is to render more difficult a change in control of the Company or the removal of incumbent management.

     Extraordinary Corporate Transaction. The affirmative vote of at least two-thirds of the votes represented by the outstanding shares of the Company's Common Stock, Class B Common Stock and Preferred Stock entitled to vote at elections of directors, voting as a class, is required to authorize (i) the amendment, alteration or repeal of any provision of the Amended and Restated Charter or Amended Bylaws of the Company; (ii) a merger or consolidation by the Company; (iii) the sale of all or substantially all the Company's property and assets; (iv) the dissolution of the Company; or (v) the removal of a director; provided that such two-thirds approval shall not be required if shareholder approval of any of the foregoing is not required under Tennessee law or 75% of the Board of Directors has approved the transaction in question.

NYSE LISTING

     The Common Stock and the Class B Common Stock are listed on the NYSE under the symbols "TNM" and "TNM.B," respectively. The current rules of the NYSE effectively preclude the listing on the NYSE of any securities of an issuer which has issued securities or taken other corporate action that would have the effect of nullifying, restricting or disparately reducing the per share voting rights of holders of an outstanding class or classes of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company does not intend to issue any additional shares of any stock that would make either the Common Stock or the Class B Common Stock ineligible for continued listing or cause the Common Stock or the Class B Common Stock to be delisted from the NYSE.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Trust Company Bank, Atlanta, Georgia.

                                  UNDERWRITING

     The U.S. Underwriters named below, for whom PaineWebber Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.C. Bradford & Co. are acting as the representatives (the "U.S. Representatives"), have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement (the "U.S. Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the U.S. Underwriters, the number of shares of Common Stock set forth opposite their names.

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    PaineWebber Incorporated..................................................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.................................................
    J.C. Bradford & Co. ......................................................

                                                                                ---------
              Total...........................................................  2,000,000
                                                                                 ========

     The Company has also entered into an International Underwriting Agreement (the "International Underwriting Agreement") with certain International Underwriters (the "International Underwriters", together with the U.S. Underwriters, the "Underwriters"), for whom PaineWebber International (U.K.) Ltd., Merrill Lynch International Limited and J.C. Bradford & Co. are acting as the representatives. Subject to the terms and conditions of the International Underwriting Agreement, and concurrently with the sale of 2,000,000 shares of Common Stock to the U.S. Underwriters, the Company has agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase, an aggregate of 500,000 shares of Common Stock. The public offering price per share and the total underwriting discounts and commissions per share will be identical in the U.S. Underwriting Agreement and the International Underwriting Agreement with respect to all shares of Common Stock being purchased by the Underwriters from the Company.

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters to purchase the shares of Common Stock are subject to certain conditions. The U.S. Underwriters are committed to purchase, and the Company is obligated to sell, all the shares of Common Stock offered by this prospectus, if any are purchased. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement and vice versa. PaineWebber International (U.K.) Ltd. is an affiliate of PaineWebber Incorporated, and Merrill Lynch International Limited is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     The Company has been advised by the U.S. Representatives that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers at such price less a concession not in excess of
$       per share. The U.S. Underwriters may allow, and such dealers may
reallow, concessions of not more than $       per share on sales to certain
other dealers. After the public offering, the public offering price and concessions may be changed by the U.S. Representatives.

     Each U.S. Underwriter has represented and agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this prospectus to any person outside the United States or Canada. Each International Underwriter has represented and agreed that, as part of the distribution of the shares of

Common Stock, (a) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute the international prospectus to any person within the United States or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a non-U.S. or Canadian Person.

     The U.S. Underwriters and the International Underwriters have entered into an Agreement Between U.S. and International Underwriters that provides for the coordination of their activities. Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this prospectus.

     The Company has granted to the U.S. Underwriters an option, exercisable within the 30-day period after the date of the prospectus, to purchase up to an additional 375,000 shares of Common Stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The U.S. Underwriters may exercise such option only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby. To the extent that such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the U.S. Underwriting Agreement.

     The Company and its executive officers and directors have agreed not to sell, offer to sell or otherwise dispose of (a) shares of Common Stock, Class B Common Stock or securities convertible into Common Stock or Class B Common Stock or (b) sell, offer to sell or grant rights, options or warrants with respect to Common Stock, Class B Common Stock or securities convertible into Common Stock or Class B Common Stock prior to the expiration of 90 days from the date of this prospectus, without the prior written consent of PaineWebber Incorporated, other than pursuant to existing employee stock option plans or in connection with other employee incentive compensation arrangements of the Company and issuances of Common Stock upon conversion of securities outstanding as of the date of this prospectus.

     The Company has agreed to indemnify the U.S. Underwriters and the International Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims, Nashville, Tennessee. Certain legal matters relating to the offering will be passed upon for the Underwriters by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York.

                                    EXPERTS

     The financial statements and schedules included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street. N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Common Stock and Class B Common Stock are listed on the NYSE. The aforementioned material also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company is organized under the laws of the State of Tennessee, its executive offices are located at Nelson Place at Elm Hill Pike, Nashville, Tennessee 37214-1000, and its telephone number is
(615) 889-9000.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission (File No. 0-4095) pursuant to the Exchange Act, are incorporated and made a part of this prospectus by reference, except as superseded or modified herein:

          (1) The Company's Annual Report on Form 10-K for the year ended March 31, 1995.

          (2) The description of the Company's Common Stock and Class B Common Stock contained in the Registration Statement on Form 8-A filed on May 26, 1995.

     All documents subsequently filed by the Company pursuant to Section 13 (a), 13 (c), 14, or 15 (d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Requests for such copies should be directed to Joe L. Powers, Executive Vice President and Secretary, Thomas Nelson, Inc., Nelson Place at Elm Hill Pike, Nashville, Tennessee 37214-1000, telephone number (615) 889-9000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants..............................................   F-2
Consolidated Statements of Income for the Years Ended March 31, 1995, 1994 and 1993...   F-3
Consolidated Balance Sheets at March 31, 1995 and 1994................................   F-4
Consolidated Statements of Shareholders' Equity for the Years Ended March 31, 1995,
  1994 and 1993.......................................................................   F-5
Consolidated Statements of Cash Flows for the Years Ended March 31, 1995, 1994 and
  1993................................................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Thomas Nelson, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Thomas Nelson, Inc. and Subsidiaries (a Tennessee corporation) as of March 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Nelson, Inc. and Subsidiaries as of March 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1995 in conformity with generally accepted accounting principles.

     As explained in Note M to the financial statements, effective April 1, 1993, the Company changed its method of accounting for income taxes.

                                          ARTHUR ANDERSEN LLP

Nashville, Tennessee
May 19, 1995

                      THOMAS NELSON, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEARS ENDED MARCH 31,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                           DATA)
Net revenues...............................................  $265,107     $226,434     $143,072
Cost of goods sold.........................................   133,650      115,201       74,975
                                                             --------     --------     --------
Gross profit...............................................   131,457      111,233       68,097
Selling, general and administrative expenses...............   103,614       89,649       55,193
Amortization of goodwill and non-compete agreements........     1,806        1,616          718
                                                             --------     --------     --------
Operating income...........................................    26,037       19,968       12,186
Other income...............................................       897          227          178
Interest expense...........................................     8,585        6,903        3,027
                                                             --------     --------     --------
Income before income taxes.................................    18,349       13,292        9,337
Provision for income taxes.................................     6,639        4,547        3,055
                                                             --------     --------     --------
Income before cumulative effect of change in accounting
  principle................................................    11,710        8,745        6,282
Cumulative effect of change in accounting principle for
  income taxes.............................................        --          336           --
                                                             --------     --------     --------
     Net income............................................  $ 11,710     $  9,081     $  6,282
                                                             ========     ========     ========
Weighted average number of shares outstanding..............    13,374       13,355       13,268
                                                             ========     ========     ========
Net income per share:
  Income before cumulative effect of change in accounting
     principle.............................................  $    .88     $    .65     $    .47
  Cumulative effect of change in accounting principle......        --          .03           --
                                                             --------     --------     --------
  Net income...............................................  $    .88     $    .68     $    .47
                                                             ========     ========     ========
Fully diluted net income per share:
  Income before cumulative effect of change in accounting
     principle.............................................  $    .83     $    .65     $    .47
  Cumulative effect of change in accounting principle......        --          .02           --
                                                             --------     --------     --------
  Net income...............................................  $    .83     $    .67     $    .47
                                                             ========     ========     ========

                 See Notes to Consolidated Financial Statements

                      THOMAS NELSON, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                              (DOLLARS IN
                                                                         THOUSANDS, EXCEPT PER
                                                                              SHARE DATA)
                                            ASSETS
CURRENT ASSETS
Cash and cash equivalents..............................................  $    779     $    788
Accounts receivable, less allowances of $9,029 and $8,916,
  respectively.........................................................    85,100       58,038
Inventories............................................................    69,351       66,994
Prepaid expenses.......................................................    20,683       11,400
Deferred tax asset.....................................................     7,714       13,235
                                                                         --------     --------
          Total current assets.........................................   183,627      150,455
Other assets...........................................................    14,688       12,054
Property, plant and equipment, net.....................................    16,226       17,359
Deferred charges.......................................................     4,149        4,179
Goodwill, less accumulated amortization of $2,046 and $1,087,
  respectively.........................................................    31,179       32,278
                                                                         --------     --------
          Total assets.................................................  $249,869     $216,325
                                                                         ========     ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable.......................................................  $ 32,419     $ 20,798
Accrued expenses.......................................................    19,558       18,618
Dividends payable......................................................       537          428
Income taxes currently payable.........................................        --        4,471
Current portion of long-term debt......................................       892          878
Current portion of capital lease obligations...........................       780          723
                                                                         --------     --------
          Total current liabilities....................................    54,186       45,916
Long-term debt.........................................................   120,108      102,618
Capital lease obligations..............................................        80          861
Deferred tax liability.................................................     1,410        1,330
Other liabilities......................................................     1,356        2,875
Commitments and contingencies
SHAREHOLDERS' EQUITY
Preferred stock, $1.00 par value, authorized 1,000,000 shares; none
  issued...............................................................        --           --
Common stock, $1.00 par value, authorized 20,000,000 shares; issued
  12,362,377 and 9,891,233, respectively...............................    12,362        9,891
Class B common stock, $1.00 par value, authorized 5,000,000 shares;
  issued 1,067,094 and 799,933, respectively...........................     1,067          800
Additional paid-in capital.............................................    18,211       20,982
Retained earnings......................................................    40,538       30,651
Foreign currency translation adjustments...............................       551          401
                                                                         --------     --------
Total shareholders' equity.............................................    72,729       62,725
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $249,869     $216,325
                                                                         ========     ========

                 See Notes to Consolidated Financial Statements

                      THOMAS NELSON, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                    FOREIGN
                                                CLASS B   ADDITIONAL               CURRENCY
                                      COMMON    COMMON     PAID-IN     RETAINED   TRANSLATION     DEFERRED
                                       STOCK     STOCK     CAPITAL     EARNINGS   ADJUSTMENTS   COMPENSATION
                                      -------   -------   ----------   --------   -----------   ------------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE AT MARCH 31, 1992...........  $ 6,565   $   490    $ 23,349    $ 18,759      $  --         $ (120)
Net income..........................                                      6,282
Common stock issued:
  Executive Stock Purchase Plan --
     30,733 shares..................       30                   554
  Option plans -- 29,519 common and
     80,038 Class B common shares...       30        80         260
Stock dividend -- 50%...............    3,243       244      (3,496)
Dividends declared -- $0.117........                                     (1,548)
PPC, Inc. common stock dividends
  declared..........................                                        (30)
Contributions to ESOP...............                                                                  120
Foreign currency translation
  adjustments.......................                                                   480
Class B common stock converted to
  common stock......................        9        (9)
                                      -------   -------   ----------   --------   -----------   ------------
BALANCE AT MARCH 31, 1993...........    9,877       805      20,667      23,463        480             --
Net income..........................                                      9,081
Common stock issued:
  Option plans -- 9,000 common......        9                    36
Dividends declared -- $0.128........                                     (1,696)
PPC, Inc. common stock:
  Dividends declared................                                       (197)
  Net issued........................                            279
Foreign currency translation
  adjustments.......................                                                   (79)
Class B common stock converted to
  common stock......................        5        (5)
                                      -------   -------   ----------   --------   -----------   ------------
BALANCE AT MARCH 31, 1994...........    9,891       800      20,982      30,651        401             --
Net income..........................                                     11,710
Common stock issued:
  Option plans -- 10,500 common and
     60,000 Class B common shares...       11        60         306
  Retirement for option payments
     15,038 common and 180 Class B
     common shares..................      (15)                 (348)
Dividends declared -- $0.136........                                     (1,823)
Executive Stock Purchase Plan
  Retired 2,255 shares of common....       (2)                  (26)
Foreign currency translation
  adjustments.......................                                                   150
Stock dividend -- 25%...............    2,471       213      (2,703)
Class B common stock converted to
  common stock......................        6        (6)
                                      -------   -------   ----------   --------   -----------   ------------
BALANCE AT MARCH 31, 1995...........  $12,362   $ 1,067    $ 18,211    $ 40,538      $ 551         $   --
                                      =======    ======     =======     =======   =========     ==========

                 See Notes to Consolidated Financial Statements

                      THOMAS NELSON, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEARS ENDED MARCH 31,
                                                                 ------------------------------
                                                                   1995       1994       1993
                                                                 --------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.....................................................  $ 11,710   $  9,081   $  6,282
Adjustments to reconcile net income to net cash provided by
  (used in) operations:
  Depreciation and amortization................................     5,870      5,362      3,829
  Deferred income taxes........................................     5,601     (1,062)      (273)
  Cumulative effect of change in accounting principle..........       (--)      (336)       (--)
  Loss (gain) on sale of property, plant and equipment.........      (702)        61         (6)
  Changes in assets and liabilities, net of acquisitions and disposals:
     Accounts receivable, net..................................   (27,011)    (8,327)     3,930
     Inventories...............................................    (2,713)   (13,025)   (10,869)
     Prepaid expenses..........................................    (9,234)      (801)    (3,734)
     Accounts payable and accrued expenses.....................    11,945      3,516      1,295
     Income taxes currently payable and deferred...............    (4,471)     5,244     (1,734)
                                                                 --------   --------   --------
Net cash used in operating activities..........................    (9,005)      (287)    (1,280)
                                                                 --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures...........................................    (2,245)    (2,400)    (4,952)
Proceeds from sale of property, plant and equipment............        23         34         20
Proceeds from sale of business assets..........................     2,823      4,155         --
Purchase of net assets of acquired companies -- net of cash
  received.....................................................      (187)        --    (67,260)
Changes in other assets and deferred charges...................    (4,880)    (5,867)   (11,281)
                                                                 --------   --------   --------
Net cash used in investing activities..........................    (4,466)    (4,078)   (83,473)
                                                                 --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under line of credit................................    18,300      9,298     25,741
Borrowings (payments) under construction and term loan.........      (667)        --      3,123
Proceeds from issuance of long-term debt.......................        --         --     55,000
Payments under industrial revenue bonds........................      (225)      (195)      (190)
Payments under capital lease obligations.......................      (723)      (566)      (372)
Changes in other liabilities...................................    (1,646)    (2,542)     1,592
Dividends paid.................................................    (1,713)    (1,888)    (1,433)
Proceeds from issuance of common stock.........................       377        433        944
Common stock retired...........................................      (391)      (108)        --
                                                                 --------   --------   --------
Net cash provided by financing activities......................    13,312      4,432     84,405
                                                                 --------   --------   --------
Effect of translation rate changes.............................       150        (79)       480
                                                                 --------   --------   --------
Net increase (decrease) in cash and cash equivalents...........        (9)       (12)       132
Cash and cash equivalents at beginning of year.................       788        800        668
                                                                 --------   --------   --------
Cash and cash equivalents at end of year.......................  $    779   $    788   $    800
                                                                 ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Non-compete agreements.........................................  $     --   $    300   $     --
Capital lease obligations incurred to lease new equipment......  $     --   $    764   $    214
Contribution to ESOP using previously funded advances..........  $     --   $     --   $    120
Dividends accrued and unpaid...................................  $    537   $    428   $    423

                 See Notes to Consolidated Financial Statements

                      THOMAS NELSON, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements consist of the accounts of Thomas Nelson, Inc. and subsidiary companies (the "Company"). All intercompany transactions and balances have been eliminated. As discussed further in Note B, the Company acquired PPC, Inc. ("Pretty Paper Company") in a pooling-of-interests transaction in March 1994 and acquired Word, Incorporated ("Word") through a purchase effective November 30, 1992. All financial data presented in the consolidated financial statements and notes thereto have been restated for all periods shown to include the accounts of PPC, Inc. under the pooling-of-interests method of accounting. The consolidated statement of income for the year ended March 31, 1993, includes Word operations for the four months ended March 31, 1993.

     Sales Returns: Provision is made for the estimated effect of sales returns where right-of-return privileges exist. Returns of products from customers are accepted in accordance with standard industry practice. The full amount of the returns allowance (estimated returns to be received net of inventory and royalty costs) is shown, along with the allowance for doubtful accounts, as a reduction of accounts receivable in the accompanying financial statements.

     Inventories: Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. Costs of the production and publication of products are included in inventory and charged to operations when sold or when otherwise disposed. Costs of abandoned publishing projects and appropriate provisions for inventory obsolescence and decreases in market value are charged to operations on a current basis.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation and amortization are provided for principally on the straight-line method over the estimated useful lives of the individual assets.

     Goodwill: Goodwill is being amortized on a straight-line basis over forty years. Subsequent to acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. In the evaluation of possible impairment, the Company uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

     Prepaid Expenses: Prepaid expenses consist primarily of royalty advances, certain production costs of music products, direct marketing costs, and production and distribution costs relating to marketing programs that are expected to benefit future periods. These costs are expensed over the expected benefit periods.

     Deferred Charges: Deferred charges consist primarily of loan issuance costs which are being amortized over the average life of the related debt. Also included are publication costs that are expected to be of significant benefit to future periods and other deferred charges, all of which are amortized over periods not to exceed 60 months.

     Other Assets: Other assets consist primarily of costs of copyright production masters which are amortized over periods not to exceed 60 months, a non-compete agreement related to the Word acquisition which is being amortized over 60 months (the term of the agreement) and prepaid royalty and production advances for works and projects which are not expected to be released within the next fiscal year.

     Income Taxes: Effective April 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for temporary differences in bases between financial statement and income tax assets and liabilities.

                      THOMAS NELSON, INC. AND SUBSIDIARIES

     Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange and revenues and expenses are translated at the average rate of exchange for the year. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are not material.

     Computation of Net Income Per Share: Net income per share is computed by dividing net income by the weighted average number of common and Class B common shares outstanding during the year. The fully diluted per share computation reflects the effect of common shares contingently issuable upon conversion of convertible debt securities in periods in which such conversion would cause dilution and the effect on net income of converting the debt securities. Fully diluted earnings per share also reflect additional dilution related to stock options using the market price at the end of the period, when higher than the average price for the period.

     Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers as cash equivalents all highly liquid debt instruments with a maturity of three months or less.

     Reclassifications: Certain reclassifications of prior period amounts have been made to conform to the current year's presentation.

NOTE B -- ACQUISITIONS AND DISPOSITIONS

     In March 1994, Pretty Paper Company became a wholly-owned subsidiary of the Company, and 115,551 shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Pretty Paper Company. The combination was accounted for as a pooling of interests, and accordingly, the accompanying financial statements have been restated to include the accounts and operations of Pretty Paper Company for all periods prior to the combination. Pretty Paper Company had net revenues of $8.0 million and $5.6 million, and net income (loss) of $342,000 and ($74,000), for the fiscal years 1994 and 1993, respectively. Costs and expenses incurred in connection with this transaction were immaterial and have been charged to expenses in March 1994. In addition, certain shareholders of Pretty Paper Company entered into agreements not to compete with the Company for a period of five years from the date of the pooling in consideration of an aggregate of $300,000.

     Effective November 30, 1992, the Company consummated the acquisition of all of the issued and outstanding capital stock of Word. Word produces and distributes Christian recorded and printed music products, and also publishes Christian and inspirational books and Bibles. The purchase price of the capital stock was $68.4 million. The purchase price was funded by the Company's issuance of $55 million of 5 3/4% Convertible Subordinated Notes due in 1999 and by borrowings under the Company's credit facilities. The acquisition has been accounted for as a purchase, and Word's results of operations are included in the Company's consolidated financial statements since the date of acquisition. The total acquisition cost was allocated to the net assets acquired and adjusted in fiscal year 1994, primarily for the recognition of approximately $8 million in a deferred tax asset. There may be additional tax assets available in future years, however, at this time, the Company has not recorded these assets. Any related tax assets recorded in the future will result in an adjustment to goodwill. In addition, the seller entered into an agreement not to compete with the Company for a period of five years from the date of the acquisition for a payment of $3.6 million. Effective September 27, 1993, the Company sold certain assets of a subsidiary of Word for approximately $4.2 million, which was approximately book value. No gain or loss was recorded in connection therewith. On a combined basis, the Company and Word would have had unaudited pro forma net revenues of $223.2 million for fiscal 1993.

     In March, 1995 the Company sold substantially all of the assets of a bindery plant for $2.8 million. A $0.7 million gain on the sale is included in other income in the accompanying financial statements.

                      THOMAS NELSON, INC. AND SUBSIDIARIES

NOTE C -- INVENTORIES

     Inventories consisted of the following at March 31 (in thousands):

                                                                      1995          1994
                                                                     -------       -------
    Finished goods.................................................  $59,116       $58,463
    Work in process and raw materials..............................   10,235         8,531
                                                                     -------       -------
                                                                     $69,351       $66,994
                                                                     =======       =======

NOTE D -- PREPAID EXPENSES

     Prepaid expenses consisted of the following at March 31 (in thousands):

                                                                      1995          1994
                                                                     -------       -------
    Direct marketing costs.........................................  $ 4,562       $ 2,650
    Prepaid advertising............................................    1,423           670
    Royalties and production costs.................................   11,516         7,096
    Other..........................................................    3,182           984
                                                                     -------       -------
                                                                     $20,683       $11,400
                                                                     =======       =======

NOTE E -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at March 31 (in thousands):

                                                                      1995          1994
                                                                     -------       -------
    Land...........................................................  $ 1,916       $ 1,933
    Buildings......................................................   11,314        11,229
    Machinery and equipment........................................    8,959         8,171
    Assets under capital leases....................................    2,800         2,800
    Furniture and fixtures.........................................    3,521         3,190
                                                                     -------       -------
                                                                      28,510        27,323
    Less allowance for depreciation and amortization...............  (12,284)       (9,964)
                                                                     -------       -------
                                                                     $16,226       $17,359
                                                                     =======       =======

NOTE F -- OTHER ASSETS

     Other assets consisted of the following at March 31 (in thousands):

                                                                      1995          1994
                                                                     -------       -------
    Prepaid royalties..............................................  $ 9,050       $ 6,200
    Production masters, net of accumulated amortization of $1,267
      and $789, respectively.......................................    2,089         1,209
    Non-compete agreements, net of accumulated amortization of
      $2,121 and $1,214, respectively..............................    2,682         3,489
    Other..........................................................      867         1,156
                                                                     -------       -------
                                                                     $14,688       $12,054
                                                                     =======       =======

                      THOMAS NELSON, INC. AND SUBSIDIARIES

NOTE G -- ACCRUED EXPENSES

     Accrued expenses consisted of the following at March 31 (in thousands):

                                                                      1995          1994
                                                                     -------       -------
    Accrued interest...............................................  $ 1,247       $   969
    Accrued royalties..............................................   10,992         9,980
    Accrued payroll................................................    4,369         3,043
    Other..........................................................    2,950         4,626
                                                                     -------       -------
                                                                     $19,558       $18,618
                                                                     =======       =======

     Cash payments for interest were $8.0 million in 1995, $6.2 million in 1994 and $2.4 million in 1993.

NOTE H -- LONG-TERM DEBT

     Long-term debt consisted of the following at March 31 (in thousands):

                                                                     1995           1994
                                                                   --------       --------
    Industrial Revenue Bonds, 7.65% to 8.35%, due through 2005...  $  2,700       $  2,920
    Loan Agreement...............................................     4,333          5,000
    Credit Agreements............................................    58,800         40,500
    5.75% Convertible Subordinated Notes, due in 1999............    55,000         55,000
    Other........................................................       167             76
                                                                   --------       --------
                                                                    121,000        103,496
    Less current portion.........................................      (892)          (878)
                                                                   --------       --------
                                                                   $120,108       $102,618
                                                                   ========       ========

     At March 31, 1995, Industrial Revenue Bonds were secured by property, plant and equipment with a net book value of approximately $2.3 million.

     The Loan Agreement indebtedness is secured by property, plant and equipment related to the warehouse and distribution center expansion completed in June 1992. Interest is at the London Interbank Offered Rate ("LIBOR") plus 1.25%, which was 7.4% at March 31, 1995. Semi-annual principal payments are due through March 2002.

     The Credit Agreements totaling $80 million were obtained in November 1992 from a group of banks, and increased in March 1995 to $105 million. The primary credit facility provides for a $100 million facility, with any outstanding balance at May 31, 1997 converting to a term loan payable in 16 equal quarterly principal installments thereafter. This credit facility bears interest at either the prime rate or, at the Company's option, at LIBOR plus 1.5%, based on certain financial ratios. At March 31, 1995, the average interest rate was 8.0%. This facility is guaranteed by all of the Company's subsidiaries and the Company has agreed, among other things, to limit the payment of cash dividends to $1.6 million, plus 30% of the Company's cumulative consolidated net income earned after March 31, 1992, and to maintain certain interest coverage, fixed charge coverage, debt-to-total-capital ratios and working capital of at least $60 million. The maximum dividends which the Company may pay for fiscal 1996 would be $4.2 million. Additionally, the Company has a $5 million credit facility which matures July 31, 1996 and bears interest at the prime rate, with covenants which are the same as the $100 million facility. At March 31, 1995, the Company was in compliance with all covenants of the credit facilities. At March 31, 1995, the Company had $46.2 million available under its Credit Agreements.

     During November 1992, the Company issued $55 million of Convertible Subordinated Notes due November 30, 1999, priced at par to yield 5.75%. The notes are convertible into common stock initially at

                      THOMAS NELSON, INC. AND SUBSIDIARIES

$17.00 per share and are redeemable at the Company's option on or after November 30, 1995, at 103.29% of the principal amount, declining thereafter to 100% on November 30, 1999. This conversion would result in 3,235,294 additional shares outstanding.

     Maturities of long-term debt for the years ending March 31, are as follows (in thousands):

    1996......................................................................  $    892
    1997......................................................................     3,207
    1998......................................................................    15,092
    1999......................................................................    15,117
    2000......................................................................    70,117
    2001 and thereafter.......................................................    16,575
                                                                                --------
                                                                                $121,000
                                                                                ========

NOTE I -- LEASES

     Total rental expense for all operating leases, including short-term leases of less than a year, amounted to approximately $2.2 million in 1995, $2.2 million in 1994, and $1.0 million in 1993. Generally, the leases provide that, among other things, the Company shall pay for utilities, insurance, maintenance, and property taxes in excess of base year amounts.

     Minimum rental commitments under non-cancelable leases for the years ending March 31, are as follows (in thousands):

                                                                          OPERATING   CAPITAL
                                                                           LEASES     LEASES
                                                                          ---------   -------
    1996................................................................   $ 2,419     $ 818
    1997................................................................     2,058        51
    1998................................................................     1,622        34
    1999................................................................     1,103        --
    2000................................................................       495        --
    2001 and thereafter.................................................     2,103        --
                                                                          ---------   -------
              Total minimum lease payments..............................   $ 9,800       903
                                                                           =======
    Less amount representing interest...................................                 (43)
                                                                                      -------
    Present value of net lease payments.................................                 860
    Less current portion................................................                (780)
                                                                                      -------
                                                                                       $  80
                                                                                       =====

NOTE J -- STOCK PLANS

     Executive Stock Purchase Plan of 1986: The Company has adopted the Executive Stock Purchase Plan of 1986, which is administered by the Company's Compensation Committee. There were no offers of investment rights under the Executive Stock Purchase Plan of 1986 that required a contribution by the Company for fiscal 1995, 1994 and 1993. Under this plan, there were 99,186 shares of common stock and 371,809 shares of Class B common stock reserved at March 31, 1995.

     1986 Stock Incentive Plan: The Company has adopted the 1986 Stock Incentive Plan, which is administered by the Company's Compensation Committee. Stock options may be granted under the 1986 Stock Incentive Plan at a price not less than the fair market value ("FMV") of the stock on the date the option is granted and must be exercised not later than five years after the date of grant. Stock options issued to

                      THOMAS NELSON, INC. AND SUBSIDIARIES
a person then owning more than 10% of the voting power in all classes of the Company's outstanding stock must be granted at a purchase price of not less than 110% of the FMV and exercised within five years from the date of grant. Shares reserved and options outstanding under this plan are as follows:

                                       COMMON STOCK          CLASS B COMMON STOCK
                                  -----------------------   -----------------------           FMV
                                  REMAINING                 REMAINING                 --------------------
                                   SHARES     OUTSTANDING    SHARES     OUTSTANDING         EXERCISE
                                  RESERVED     OPTIONED     RESERVED     OPTIONED            PRICES
                                  FOR GRANT     SHARES      FOR GRANT     SHARES           PER SHARE
                                  ---------   -----------   ---------   -----------   --------------------
    APRIL 1, 1992...............    30,000       59,000       126,700     103,700     $ 4.05    -   $ 9.35
    Stock Dividend..............    16,000       26,700        63,375      51,750      (1.35)   -    (3.12)
    Exercised...................                (28,462)                  (80,038)      2.70    -     5.00
    Cancelled...................    10,738      (10,738)          412        (412)      2.70    -     5.00
                                  ---------   -----------   ---------   -----------   --------------------
    MARCH 31, 1993..............    56,738       46,500       190,487      75,000       5.00    -     6.23
    Exercised...................                 (9,000)                                5.00
    Cancelled...................     1,500       (1,500)                                5.00
                                  ---------   -----------   ---------   -----------   --------------------
    MARCH 31, 1994..............    58,238       36,000       190,487      75,000       5.00    -     6.23
    Granted.....................   (60,238)     200,000      (189,762)     50,000      14.40    -    18.40
    Stock Dividend..............                 54,750           181      16,250      (1.00)   -    (1.83)
    Exercised...................                (15,000)                  (60,000)      4.00    -     4.40
    Cancelled...................     2,000       (2,000)                       --       4.00
                                  ---------   -----------   ---------   -----------   --------------------
    MARCH 31, 1995..............        --      273,750           906      81,250     $ 4.00    -   $18.40
                                  ========    =========      ========   =========     ====================

     1990 Deferred Compensation Option Plan for Outside Directors: The Company has adopted the 1990 Deferred Compensation Option Plan for Outside Directors. Options may be awarded, on or prior to the annual meeting of shareholders or on initial election to the Board of Directors ("Board"), to each Director of the Company who files with the Company an irrevocable election to receive options in lieu of not less than fifty percent (50%) of the retainer fees to be earned during each fiscal year. The option price shall be $1.00 per share with the number of shares being determined by dividing the amount of the annual retainer fee by the fair market value of the shares on the option date less $1.00 per share. The amount of annual retainer fee for options is expensed by the Company as earned. Options granted and outstanding under this plan are as follows:

                                                                         COMMON STOCK
                                                                  ---------------------------
                                                                  REMAINING
                                                                   SHARES         OUTSTANDING
                                                                  RESERVED         OPTIONED
                                                                  FOR GRANT         SHARES
                                                                  ---------       -----------
    APRIL 1, 1992...............................................    90,630            4,228
    Stock Dividend..............................................    44,035            2,866
    Exercised...................................................                     (1,057)
    Granted.....................................................    (2,560)           2,560
                                                                  ---------       -----------
    MARCH 31, 1993..............................................   132,105            8,597
    Granted.....................................................    (3,840)           3,840
                                                                  ---------       -----------
    MARCH 31, 1994..............................................   128,265           12,437
    Stock Dividend..............................................    31,023            4,153
    Granted.....................................................    (4,175)           4,175
                                                                  ---------       -----------
    MARCH 31, 1995..............................................   155,113           20,765
                                                                   =======        =========

     1992 Employee Stock Incentive Plan: In 1992, the Company's shareholders approved the 1992 Employee Stock Incentive Plan. Stock options, stock appreciation rights, restricted stock, deferred stock, stock

                      THOMAS NELSON, INC. AND SUBSIDIARIES
purchase rights and other stock-based awards may be granted under this plan. There are 562,500 shares of common stock and 375,000 shares of Class B common stock reserved under this plan at fiscal year end. Restricted stock awards of 132,084 shares of common stock and 55,000 shares of Class B common stock were granted during fiscal 1995. Under the provision of the restricted stock awards, employees may earn 50% of the award in fiscal years 1995 and 1996 based upon achieving performance goals in each year provided the employee does not voluntarily terminate his or her employment for two years subsequent to when an award is earned. Due to the results of fiscal 1995, the Company will issue approximately 66,000 shares of common stock and recognize compensation of approximately $1.3 million over two years which is the period in which the risk of forfeiture lapses.

NOTE K -- RETIREMENT PLANS

     The Company has adopted an Employee Stock Ownership Plan ("ESOP") for all eligible officers and employees who are not covered under a profit-sharing plan established through collective bargaining. The Company matches 25% of each employee's 401(k) contributions annually and, in addition, may make retirement contributions to the ESOP at its discretion. Contributions to the ESOP including the Company's matching 401(k) contribution totaled $1.0 million, $0.9 million and $0.7 million in 1995, 1994 and 1993, respectively.

NOTE L -- COMMON STOCK

     On March 24, 1995, the Company effected a five-for-four stock split in the form of a 25% stock dividend. All common stock, Class B common stock, dividends per share and earnings per share data has been restated to reflect this five-for-four stock split.

     On September 30, 1992, the Company effected a three-for-two stock split in the form of a 50% stock dividend. All common stock, Class B common stock, dividends per share and earnings per share data has been restated to reflect this three-for-two stock split.

NOTE M -- INCOME TAXES

     The summary below sets forth the components of the federal and state income tax provision (benefit) for the years ending March 31 (in thousands):

                                                                   1995      1994      1993
                                                                  -------   -------   -------
    Current:
      Federal...................................................  $    97   $ 4,973   $ 3,051
      State.....................................................      839       417       313
      Foreign...................................................      102       219        --
                                                                  -------   -------   -------
                                                                    1,038     5,609     3,364
    Deferred....................................................    5,601    (1,062)     (309)
                                                                  -------   -------   -------
              Total.............................................  $ 6,639   $ 4,547   $ 3,055
                                                                   ======    ======    ======

                      THOMAS NELSON, INC. AND SUBSIDIARIES

     The deferred income tax provision (benefit) is comprised of the following for the years ending March 31 (in thousands):

                                                                  1995     1994      1993
                                                                 ------   -------   -------
    Accelerated depreciation...................................  $  176   $    91   $    88
    Contributions..............................................    (386)       48       147
    Inventory reserve..........................................   2,100      (539)      246
    Bad debt and return reserves...............................   1,281      (468)   (1,262)
    Inventory -- tax over book.................................     612      (588)   (1,111)
    Advances and prepaid expenses..............................   1,717       889       382
    Deferred charges...........................................      95      (172)      573
    Accrued liabilities........................................       6      (323)      459
    Other......................................................      --        --       169
                                                                 ------   -------   -------
                                                                 $5,601   $(1,062)  $  (309)
                                                                 ======   =======   =======

     The effective income tax rate applicable to income differs from the U.S. federal income tax rate ("statutory rate") for the following reasons:

                                                                  PERCENT OF PRE-TAX INCOME
                                                                 ----------------------------
                                                                  1995       1994       1993
                                                                 ------     ------     ------
    Effective tax rate.........................................    36.2%      34.2%      32.7%
    State taxes on income......................................    (4.6)      (3.1)      (3.3)
    Other......................................................     2.9        3.1        4.6
                                                                   ----       ----       ----
    Statutory rate.............................................    34.5%      34.2%      34.0%
                                                                   ====       ====       ====


     The deferred tax asset consists primarily of temporary differences in inventory, accounts receivable, advances and prepaid expenses.

     The Company's federal income tax returns have been examined by the Internal Revenue Service for the fiscal years through 1987.

     As discussed in Note A, the Company adopted SFAS No. 109 as of the beginning of fiscal 1994. The cumulative effect on the prior years of this change in accounting principle increased fiscal 1994 net income by $0.3 million, or $.03 per share, and is reported in the consolidated statements of income for the year ended March 31, 1994 as a cumulative effect of accounting change. Fiscal 1993 financial statements have not been restated to apply the provisions of SFAS No. 109.

     Cash payments for income taxes were $6.0 million, $0.4 million, and $3.4 million in 1995, 1994 and 1993, respectively.

     A Federal Income Tax receivable of approximately $0.9 million is included in current year consolidated prepaid expenses.

                      THOMAS NELSON, INC. AND SUBSIDIARIES

NOTE N -- QUARTERLY RESULTS (UNAUDITED)

     Summarized results for each quarter in the fiscal years ended March 31, 1995 and March 31, 1994 are as follows (dollars in thousands, except per share data):

                                                 1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                 -----------   -----------   -----------   -----------
    1995
    Net revenues...............................    $49,103       $70,512       $71,086       $74,406
    Gross profit...............................     23,829        35,165        35,452        37,011
    Net income (loss)..........................       (544)        5,623         4,815         1,816
    Net income (loss) per share................       (.04)          .42           .36           .14
    1994
    Net revenues...............................    $44,839       $64,363       $60,728       $56,504
    Gross profit...............................     21,877        31,234        29,450        28,672
    Net income (loss)..........................       (829)        4,560         3,823         1,527
    Net income (loss) per share................       (.06)          .34           .29           .11

NOTE O -- COMMITMENTS AND CONTINGENCIES

     The Company has commitments to provide advances to certain artists and authors in connection with products they are developing for the Company. Estimated commitments totalled $28 million at March 31, 1995. The timing of payments will be dependent upon the performance by the authors and artists of conditions provided in the applicable contracts. It is anticipated that a substantial portion of the commitments will be completed within the next three years.

     The Company is subject to various legal proceedings, claims and liabilities, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.

NOTE P -- FINANCIAL INSTRUMENTS

     The following disclosure of estimated fair value of financial instruments as of March 31, 1995 is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using available market information as of March 31, 1995 and 1994, respectively. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market transaction.

                                                              1995                    1994
                                                      ---------------------   ---------------------
                                                      CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                       AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                      --------   ----------   --------   ----------
                                                                 (DOLLARS IN THOUSANDS)
    CASH AND CASH EQUIVALENTS.......................  $    779    $    779    $    788    $    788
    LONG-TERM DEBT:
    5.75% Convertible Subordinated Notes............    55,000      65,450      55,000      65,450
    Credit Agreements...............................    58,800      58,800      40,500      40,500
    Loan Agreement..................................     4,333       4,333       5,000       5,000
    Industrial Revenue Bonds........................     2,700       2,700       2,920       2,920

     The fair value of the 5.75% Convertible Subordinated Notes is based on the unofficial market for these privately placed instruments. The carrying value of the Company's Credit Agreements and Loan Agreement approximates the fair value. Due to the variable rate nature of the instruments, the interest rate paid by the

                      THOMAS NELSON, INC. AND SUBSIDIARIES

Company approximates the current market rate demanded by investors; therefore, the instruments are valued at par. The carrying value of the Industrial Revenue Bonds approximates the fair value.

     Financial instruments which potentially subject the Company to credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base.

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Use of Proceeds.......................    6
Price Range of Common Stock and Class
  B Common Stock......................    6
Dividend Policy.......................    7
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    9
Business..............................   13
Management............................   18
Description of Capital Stock..........   19
Underwriting..........................   22
Legal Matters.........................   24
Experts...............................   24
Available Information.................   24
Incorporation of Certain Information
  by Reference........................   25
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,500,000 SHARES

                              THOMAS NELSON, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------
                            PAINEWEBBER INCORPORATED

                              MERRILL LYNCH & CO.

                              J.C. BRADFORD & CO.
                            ------------------------
                                           , 1995
- ------------------------------------------------------
- ------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                  [ALTERNATE INTERNATIONAL PAGE]
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 27, 1995

                                2,500,000 SHARES

                              THOMAS NELSON, INC.

                                  COMMON STOCK
                            ------------------------

     All of the shares of Common Stock offered hereby are being sold by Thomas Nelson, Inc. (the "Company"). Of the 2,500,000 shares of Common Stock offered hereby, 500,000 shares are being offered in an international offering outside the United States and Canada (the "International Shares") and 2,000,000 shares are being offered in a concurrent offering in the United States and Canada. The price to the public and aggregate underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."

     The Company has two classes of authorized and issued common stock. Holders of the Common Stock, which is offered hereby, are entitled to one vote per share, and holders of the Class B Common Stock are entitled to ten votes per share on all matters submitted to a vote of shareholders of the Company. See "Description of Capital Stock." After completion of this offering, directors and executive officers of the Company will beneficially own Common Stock and Class B Common Stock representing approximately 36.1% of the voting power of the Company.

     On June 19, 1995, the Common Stock and Class B Common Stock began trading on the New York Stock Exchange (the "NYSE") under the symbols "TNM" and "TNM.B," respectively, and ceased to be quoted on the Nasdaq National Market System. On June 23, 1995 the last reported sale prices of the Common Stock and Class B Common Stock on the NYSE were $20 1/8 and $21 3/8 per share, respectively. See "Price Range of Common Stock and Class B Common Stock."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
         ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------
                                                              Underwriting
                                              Price to       Discounts and      Proceeds to
                                               Public        Commissions(1)      Company(2)
- -----------------------------------------------------------------------------------------------
Per Share................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total....................................         $                $                 $
- -----------------------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-
  Allotment Option(3)....................         $                $                 $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses, estimated at $200,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the U.S. Underwriters to purchase up to 375,000 additional shares of Common Stock, on the same terms, solely to cover over-allotments. See "Underwriting."
                            ------------------------

     The International Shares are offered by the International Underwriters, subject to prior sale, when, as and if delivered to and accepted by the International Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New
York City on or about July   , 1995.
                            ------------------------

PAINEWEBBER INTERNATIONAL
                      MERRILL LYNCH INTERNATIONAL LIMITED
                                                             J.C. BRADFORD & CO.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS             , 1995.

                                                  [ALTERNATE INTERNATIONAL PAGE]

                UNITED STATES TAXATION OF NON-U.S. SHAREHOLDERS

GENERAL

     The following is a general discussion of certain anticipated United States federal tax consequences of the ownership, holding and disposition of Common Stock by a person that, for United States federal income tax purposes, is not a "United States Person" (a "Non-U.S. Holder"). For these purposes, a "United States Person" means a citizen or resident of the United States, a corporation, a partnership or other entity created or organized in or under the laws of the United States or any state thereof, or an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

     The following discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, including the benefits that may be available to any person under an applicable tax treaty to which the United States is a party. Specifically, without limitation, this discussion does not address the United States tax consequences to any Non-U.S. Holder who at any time owns (directly or through attribution) more than 5% of the Common Stock or to any Non-U.S. Holder that is a controlled foreign corporation, a foreign personal holding company, a foreign private foundation or a foreign government. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and on administrative and judicial pronouncements thereunder, all of which are subject to change possibly retroactively. Each prospective Non-U.S. Holder is urged to consult a tax advisor with respect to the United states tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other tax jurisdiction.

DIVIDENDS

     In each quarter of fiscal 1994 and 1995, the Company paid a cash dividend of $.032 per share on its Common Stock and Class B Common Stock. On May 24, 1995, the Company declared a cash dividend of $.04 per share on its Common Stock and Class B Common Stock to be paid on August 14, 1995 to shareholders of record on July 31, 1995. See "Dividend Policy." Dividends paid on shares of Common Stock will generally be subject to withholding of United States federal income tax at a rate of 30% of such payment unless either (i) such holder is eligible for a reduced tax rate or a tax exemption under an applicable income tax treaty or (ii) such holder is engaged in the conduct of a trade or business within the United States and the dividend is effectively connected with that trade or business. If the dividend is effectively connected with the conduct of a trade or business within the United States by a Non-U.S. Holder, the dividend (as adjusted by any applicable deductions) will be subject to United States federal income tax at regular rates generally applicable to United States Persons. Any such effectively connected dividends received by a corporate Non-U.S. Holder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification requirements may have to be satisfied to claim treaty benefits or exemption from withholding under the foregoing rules. Non-U.S. Holders that are partnerships or trusts may be subject to certain additional withholding requirements and are urged to consult their tax advisors as to the application of such requirements.

GAIN ON DISPOSITION OF COMMON STOCK

     Except as described below, a Non-U.S. Holder will generally not be subject to United States federal income tax (and no tax will generally be withheld) with respect to gain recognized on a sale or the disposition of the Common Stock unless the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States.

FEDERAL ESTATE TAXES

     Common Stock held by a Non-U.S. holder who is a non-resident alien individual (as specially defined for United States federal estate tax purposes) at the date of his or her death will be included in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                                  [ALTERNATE INTERNATIONAL PAGE]

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends and other payments distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding is reduced or eliminated by an applicable treaty or is not required because the dividends are effectively connected with a U.S. trade or business of a Non-U.S. Holder. Under certain treaties, the Internal Revenue Service may make this information available to their tax authorities in the country of a Non-U.S. Holder's residence.

     Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that are not "exempt recipients" and that fail to furnish certain information under United States information reporting requirements) and information reporting relating thereto (which is separate from the reporting described in the preceding paragraph) generally will not apply to dividends and other payments paid to a Non-U.S. Holder that are either (i) subject to the 30% tax discussed above (under the heading "Dividends"), (ii) not so subject because a tax treaty applies that reduces or eliminates such withholding or (iii) not so subject because the Non-U.S. Holder provides to the Internal Revenue Service Form 4224, indicating that such payments are effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. These backup withholding requirements and information reporting rules will apply to the gross proceeds paid by or through a United States office of a broker to a Non-U.S. Holder upon the disposition of shares of the Company, unless the Non-U.S. Holder certifies under penalty of perjury that it is an exempt foreign person (as specifically defined for this purpose) or the Non-U.S. Holder otherwise establishes an exemption. Under existing regulations, information reporting but not backup withholding will also apply to the payment of gross proceeds of a sale or other disposition of Common Stock by or through a foreign office of a broker with certain United States connections, unless the broker has documentary evidence (other than merely a foreign address) that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded (or credited against the Non-U.S. Holder's United States federal income tax liability, if any), provided that an appropriate claim for refund is filed with the Internal Revenue Service. These backup withholding and information reporting requirements are under review by the United States Treasury Department. Their application to the ownership and disposition of shares of Common Stock could be changed by future regulations.

                                                  [ALTERNATE INTERNATIONAL PAGE]

                                  UNDERWRITING

     The International Underwriters named below, for whom PaineWebber International (U.K.) Ltd., Merrill Lynch International Limited and J.C. Bradford & Co. are acting as the representatives (the "International Representatives"), have severally agreed, subject to the terms and conditions of the International Underwriting Agreement (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the International Underwriters, the number of shares of Common Stock set forth opposite their names.

                                                                                  NUMBER
             UNDERWRITER                                                         OF SHARES
- -------------------------------------                                            ---------
PaineWebber International (U.K.) Ltd...........................................
Merrill Lynch International Limited............................................
J.C. Bradford & Co.............................................................

                                                                                 ---------
          Total................................................................   500,000
                                                                                  =======

     The Company has also entered into a U.S. Underwriting Agreement (the "U.S. Underwriting Agreement") with certain U.S. Underwriters (the "U.S. Underwriters", together with the International Underwriters, the "Underwriters"), for whom PaineWebber Incorporated, Merrill Lynch Pierce, Fenner & Smith Incorporated and J.C. Bradford & Co. are acting as the representatives. Subject to the terms and conditions of the U.S. Underwriting Agreement, and concurrently with the sale of 500,000 shares of Common Stock to the International Underwriters, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase, an aggregate of 2,000,000 shares of Common Stock. The public offering price per share and the total underwriting discounts and commissions per share will be identical in the International Underwriting Agreement and the U.S. Underwriting Agreement with respect to all shares of Common Stock being purchased by the Underwriters from the Company.

     The International Underwriting Agreement provides that the obligations of the International Underwriters to purchase the shares of Common Stock are subject to certain conditions. The International Underwriters are committed to purchase, and the Company is obligated to sell, all the shares of Common Stock offered by this prospectus, if any are purchased. In general, the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement and vice versa. PaineWebber International (U.K.) Ltd. is an affiliate of PaineWebber Incorporated, and Merrill Lynch International Limited is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     The Company has been advised by the International Representatives that the International Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers at such price less a concession
not in excess of $       per share. The International Underwriters may allow,
and such dealers may reallow, concessions of not more than $       per share on
sales to certain other dealers. After the public offering, the public offering price and concessions may be changed by the International Representatives.

     Each International Underwriter has represented and agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this prospectus to any person within the United States or Canada or to any U.S. or Canadian Person. Each U.S. Underwriter has represented and agreed that, as part of the distribution of the shares of Common Stock, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person, and (b) it has not offered or sold, and will not offer or sell,

                                                  [ALTERNATE INTERNATIONAL PAGE]

directly or indirectly, any shares of Common Stock or distribute the U.S. Prospectus to any person outside the United States or to anyone other than a U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a foreign branch of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a non-U.S. or Canadian Person.

     Each International Underwriter has represented and agreed not to offer or sell Common Stock in Great Britain by means of any document except to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain), and, unless such International Underwriter is a person permitted to do so under the securities laws of Great Britain, it will not distribute this prospectus or any other offering material in respect of any proposed offer or sale of Common Stock in or from Great Britain other than to persons whose business involves the acquisition and disposal, or the holding, of securities whether as principal or agent.

     The U.S. Underwriters and the International Underwriters have entered into an Agreement Between U.S. and International Underwriters that provides for the coordination of their activities. Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the public offering price set forth on the cover page of this prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this prospectus.

     The Company has granted to the U.S. Underwriters an option, exercisable within the 30-day period after the date of the prospectus, to purchase up to an additional 375,000 shares of Common Stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The U.S. Underwriters may exercise such option only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby. To the extent that such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the U.S. Underwriting Agreement.

     The Company and its executive officers and directors have agreed not to sell, offer to sell or otherwise dispose of shares of Common Stock, Class B Common Stock or securities convertible into Common Stock or Class B Common Stock or sell, offer to sell or grant rights, options or warrants with respect to Common Stock, Class B Common Stock or securities convertible into Common Stock or Class B Common Stock prior to the expiration of 90 days from the date of this prospectus, without the prior written consent of PaineWebber Incorporated, other than pursuant to existing employee stock option plans or in connection with other employee incentive compensation arrangement of the Company and issuances of Common Stock upon conversion of securities outstanding as of the date of this prospectus.

     The Company has agreed to indemnify the International Underwriters and the U.S. Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

                                                  [ALTERNATE INTERNATIONAL PAGE]

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Bass, Berry & Sims, Nashville, Tennessee. Certain legal matters relating to the offering will be passed upon for the Underwriters by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York.

                                    EXPERTS

     The financial statements and schedules included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This prospectus constitutes a part of the Registration Statement and does not contain all the information set forth therein, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. For further information regarding the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits thereto.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement (with exhibits), as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York, 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street. N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Common Stock and Class B Common Stock are listed on the NYSE. The aforementioned material also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company is organized under the laws of the State of Tennessee, its executive offices are located at Nelson Place at Elm Hill Pike, Nashville, Tennessee 37214-1000, and its telephone number is
(615) 889-9000.

                                                  [ALTERNATE INTERNATIONAL PAGE]

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission (File No. 0-4095) pursuant to the Exchange Act, are incorporated and made a part of this prospectus by reference, except as superseded or modified herein:

          (1) The Company's Annual Report on Form 10-K for the year ended March 31, 1995.

          (2) The description of the Company's Common Stock and Class B Common Stock contained in the Registration Statement on Form 8-A filed on May 26, 1995.

     All documents subsequently filed by the Company pursuant to Section 13 (a), 13 (c), 14, or 15 (d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this prospectus.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this prospectus). Requests for such copies should be directed to Joe L. Powers, Executive Vice President and Secretary, Thomas Nelson, Inc., Nelson Place at Elm Hill Pike, Nashville, Tennessee 37214-1000, telephone number (615) 889-9000.

                                                  [ALTERNATE INTERNATIONAL PAGE]

- ------------------------------------------------------
- ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Use of Proceeds.......................    6
Price Range of Common Stock and Class
  B Common Stock......................    6
Dividend Policy.......................    7
Capitalization........................    7
Selected Consolidated Financial
  Data................................    8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    9
Business..............................   13
Management............................   18
Description of Capital Stock..........   19
United States Taxation of Non-U.S.
  Shareholders........................   22
Underwriting..........................   24
Legal Matters.........................   26
Experts...............................   26
Available Information.................   26
Incorporation of Certain Information
  by Reference........................   27
Index to Consolidated Financial
  Statements..........................  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,500,000 SHARES

                              THOMAS NELSON, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------
                           PAINEWEBBER INTERNATIONAL

                                 MERRILL LYNCH
                             INTERNATIONAL LIMITED

                              J.C. BRADFORD & CO.
                            ------------------------

                                           , 1995

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    SEC Registration Fee......................................................  $ 19,456
    NASD Filing Fee...........................................................     6,142
    Listing Fees..............................................................    36,900
    Legal Fees and Expenses...................................................    60,000
    Blue Sky Fees and Expenses................................................     5,000
    Accounting Fees and Expenses..............................................    20,000
    Printing and Engraving....................................................    50,000
    Miscellaneous.............................................................     2,502
                                                                                --------
              Total...........................................................  $200,000
                                                                                ========

     Except for the SEC Registration Fee and the NASD Filing Fee, all expenses are estimated. All of the above-mentioned expenses will be borne by the Registrant.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) such person acted in good faith; (ii) in the case of conduct in an official capacity with the corporation, such person reasonably believed such conduct was in the corporation's best interests; (iii) in all other cases, such person reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation; and (iv) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, unless the corporation's charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation; (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

     The Company's Amended and Restated Charter and Amended Bylaws provide that to the fullest extent permitted by law no director shall be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this provision relieves the Company's directors from personal liability to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability arising from a judgment or other final adjudication establishing (i) any breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or
(iii) any unlawful distributions.

     Reference is made to the U.S. Underwriting Agreement and the International Underwriting Agreement filed as Exhibits 1.1 and 1.2, respectively, to this Registration Statement for certain provisions as to the indemnification of the Company's officers and directors by the Underwriters in connection with this offering.

     The Company currently has in effect an executive liability insurance policy which provides coverage for its directors and officers in amounts of $20 million per claim and $20 million for annual aggregate claims. The policy covers any error, misstatement, act or omission, or breach of duty committed by a director or officer, subject to certain specified exclusions.

ITEM 16.  EXHIBITS

     See Index to Exhibits on page II-4.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 13th day of July, 1995.


                                          THOMAS NELSON, INC.

                                          By:       /s/  JOE L. POWERS
                                            ------------------------------------
                                                       Joe L. Powers
                                                Executive Vice President and
                                                          Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------

                          *                     Chairman of the Board of           July 13, 1995
- ---------------------------------------------     Directors, Chief Executive
                  Sam Moore                       Officer and President
                                                  (Principal Executive Officer)

                   /s/  JOE L. POWERS           Executive Vice President and       July 13, 1995
- ---------------------------------------------     Secretary (Principal Financial
                Joe L. Powers                     and Accounting Officer)

                          *                     Director                           July 13, 1995
- ---------------------------------------------
               Joe M. Rodgers

                                                Director
- ---------------------------------------------
           Brownlee O. Currey, Jr.

                          *                     Director                           July 13, 1995
- ---------------------------------------------
           W. Lipscomb Davis, Jr.

                          *                     Director                           July 13, 1995
- ---------------------------------------------
            Robert J. Niebel, Sr.

                          *                     Director                           July 13, 1995
- ---------------------------------------------
              Millard V. Oakley

                                                Director
- ---------------------------------------------
                Andrew Young

                          *                     Director                           July 13, 1995
- ---------------------------------------------
               Cal Turner, Jr.

       *By:         /s/  JOE L. POWERS
- ---------------------------------------------
                Joe L. Powers
              Attorney-in-fact

                               INDEX TO EXHIBITS


                                                                                         SEQUENTIAL
EXHIBIT                                                                                     PAGE
NUMBER                                      DESCRIPTION                                    NUMBER
- ------       --------------------------------------------------------------------------  ----------
  1.1   --   Form of U.S. Underwriting Agreement.*
  1.2   --   Form of International Underwriting Agreement.
  4.1   --   Amended and Restated Charter of the Registrant (filed as Exhibit 4.1 to
             Registrant's Registration Statement on Form S-8 (Commission File No.
             33-80086) and incorporated herein by reference).
  4.2   --   Amended Bylaws of the Registrant (filed as Exhibit 3(b) to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended March
             31, 1990 and incorporated herein by reference).
  4.3   --   Loan Agreement dated December 1, 1976, between the Registrant and The
             Industrial Development Board of Metropolitan Government of Nashville and
             Davidson County (filed as Exhibit 3 to the Registrant's Annual Report on
             Form 10-K for the fiscal year ended March 31, 1977 and incorporated herein by reference).
  4.4   --   Promissory Note dated December 1, 1976, of the Registrant payable to The
             Industrial Development Board of the Metropolitan Government of Nashville
             and Davidson County (filed as Exhibit 4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1977 and incorporated herein by reference).
  4.5   --   Deed of Trust and Security Agreement dated December 1, 1976, from the
             Registrant to Third National Bank in Nashville (filed as Exhibit 5 to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended March
             31, 1977 and incorporated herein by reference).
  4.6   --   Loan Agreement dated May 18, 1990, between the Registrant and The
             Industrial Development Board of The Metropolitan Government of Nashville
             and Davidson County (filed as Exhibit 4(e) to the Registrant's Annual
             Report on Form 10-K for the fiscal year ended March 31, 1990 and incorporated herein by reference).
  4.7   --   Promissory Note dated May 18, 1990, of the Registrant payable to The
             Industrial Development Board of the Metropolitan Government of Nashville
             and Davidson County (filed as Exhibit 4(f) to the Registrant's Annual
             Report on Form 10-K for the fiscal year ended March 31, 1990 and incorporated herein by reference).
  4.8   --   Deed of Trust and Security Agreement dated May 18, 1990, from the
             Registrant to Third National Bank in Nashville (filed as Exhibit 4.6 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             March 31, 1991 and incorporated herein by reference).
  4.9   --   Construction and Term Loan Agreement dated March 31, 1992, between the
             Registrant and Third National Bank in Nashville (filed as Exhibit 4.7 to
             Registrant's Annual Report on Form 10-K for the fiscal year ended March
             31, 1992 and incorporated herein by reference).
 4.10   --   Promissory Note dated March 31, 1992, of the Registrant payable to Third
             National Bank in Nashville (filed as Exhibit 4.8 to the Registrant's
             Annual Report on
             Form 10-K for the fiscal year ended March 31, 1992 and incorporated herein by reference).
 4.11   --   Deed of Trust and Security Agreement dated March 31, 1992, from the
             Registrant to Third National Bank in Nashville (filed as Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the fiscal year ended
             March 31, 1992 and incorporated herein by reference).

                                                                                         SEQUENTIAL
EXHIBIT                                                                                     PAGE
NUMBER                                      DESCRIPTION                                    NUMBER
- ------       --------------------------------------------------------------------------  ----------
 4.12   --   Credit Agreement dated as of November 30, 1992, among the Registrant,
             Third National Bank in Nashville, First National Bank of Louisville, First
             American National Bank in Nashville, Nationsbank of Texas, N.A. in Dallas,
             and Creditanstalt-Bankverein in New York (filed as Exhibit 28 to the
             Registrant's Form 8-K dated December 11, 1992 and incorporated herein by reference).
 4.13   --   First Amendment to Credit Agreement dated as of February 26, 1993, among the Registrant, Third National Bank in Nashville, First National Bank of
             Louisville, First American National Bank in Nashville, NationsBank of
             Texas, N.A. in Dallas, and Creditanstalt-Bankverein in New York. (filed as
             Exhibit 4.11 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 and incorporated herein by reference).
 4.14   --   Second Amendment to Credit Agreement dated as of September 19, 1994, among the Registrant, Third National Bank in Nashville, First National Bank of
             Louisville, First American National Bank of Nashville, NationsBank of
             Texas, N.A. in Dallas, and Creditanstalt-Bankverein in New York. (filed as
             Exhibit 4.12 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 and incorporated herein by reference).
 4.15   --   Third Amendment to Credit Agreement dated as of December 23, 1994, among the Registrant, Third National Bank in Nashville, First National Bank of
             Louisville, First American National Bank in Nashville, NationsBank of
             Texas, N.A. in Dallas, and Creditanstalt-Bankverein in New York. (filed as
             Exhibit 4.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 and incorporated herein by reference).
 4.16   --   Fourth Amendment to Credit Agreement and First Amendment to Revolving
             Credit Notes dated as of March 13, 1995, among the Registrant, Third
             National Bank in Nashville, First National Bank of Louisville, First
             American National Bank in Nashville, NationsBank of Texas, N.A. in Dallas,
             and Creditanstalt-Bankverein in New York. (filed as Exhibit 4.14 to the
             Registrant's Annual Report on Form 10-K for the fiscal year ended March
             31, 1995 and incorporated herein by reference).
 4.17   --   Indenture dated as of November 30, 1992, by and between Thomas Nelson,
             Inc. and Boatman's Trust Registrant (filed as Exhibit 4 to the
             Registrant's Form 8-K dated December 11, 1992 and incorporated herein by reference).
  5     --   Opinion of Bass, Berry & Sims, counsel to Registrant, as to the legality of the Common Stock being registered.*
 23.1   --   Consent of Arthur Andersen LLP.*
 23.2   --   Consent of Bass, Berry & Sims (included in Exhibit 5).*
 24     --   Power of Attorney.*


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* previously filed


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